UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No             X

BBVA
Creating Opportunities

JANUARY - DECEMBER
2022

BBVA JANUARY-DECEMBER 2022

In 2022, BBVA reported the highest results ever

Recurring Net Attributable Profit
€6,621 Mn

Excellent **core revenues** evolution and activity growth

NII + Fees	Lending activity
+30.7%	**+13.3%**
vs. 2021 (constant €)	vs. Dec 2021[1]

1. Variation at constant exchange rates. Excluding repos.

Leading **efficiency** and profitability

Efficiency Ratio	ROTE (recurring)	ROE (recurring)
43.2%	**15.3%**	**14.6%**

#1 EUROPEAN PEER GROUP RANKING[1]

Solid evolution of the **Cost of Risk**

Cost of Risk

1.55%
0.93%
0.91%
2020
2021
2022

Strong **Capital position**

CET1 fully-loaded

12.61%
Target range
11.5 - 12.0%
Dec-22

TRANSFORMATION

New Customer Acquisition[1]
(Million; % acquisition through digital channels)

11.2
8.7
7.1
7.2
5.1
4.6
55%
TOTAL
MILLION
DIGITAL
7%
2017
2018
2019
2020
2021
2022

SUSTAINABILITY

Sustainable Business*
(€Bn)

NEW TARGET
€300Bn
€136Bn
Target in 2021
€200Bn
Target in 2018
€100Bn
2018
2019
2020
2021
2022
2023
2024
2025

Dow Jones Sustainability Indices | #1 FOR THIRD YEAR IN A ROW EUROPEAN BANKS RANKING

Recurring Net Attributable Pro_t In 2022, BBVA reported the highest results ever €6,621 Mn Excellent core revenues evolution Leading e_ciency and activity growth and pro_tability NII + Fees Lending E_ciency Ratio ROTE ROE activity (recurring) (recurring) +30.7% +13.3% 43.2% 15.3% 14.6% vs. 2021 (constant €) vs. Dec 20211 #1EUROPEAN PEER GROUP RANKING1 1. Variation at constant exchange rates. Excluding repos. 1. European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data are based on reported _gures as of 9M22 annualized. BBVA data as of 12M22. Solid evolution of the Strong Capital position Cost of Risk Cost of Risk CET1 fully-loaded 1.55% 12.61% 0.91% Target range 0.93% 11.5 - 12.0% 2020 2021 2022 2020 and 2021 data excludes the US business sold to PNC. Dec-22 TRANSFORMATION SUSTAINABILITY New Customer Acquisition1 Sustainable Business* NEW TARGET (Million; % acquisition through digital channels) (€Bn) €300Bn 11.2 8.7 €136Bn Target in 2021 Channeled until DEC 22 €200 Bn 7.1 7.2 (€50Bn in 2022) 55_ 5.1 4.6 Target in 2018 TOTAL €100Bn MILLION 7_ DIGITAL 2017 2018 2019 2020 2021 2022 2018 2019 2020 2021 2022 2023 2024 2025 1. Gross customer acquisition through own channels for retail segment. FOR THIRD YEAR IN A ROW Excludes the US business sold to PNC for comparison purposes. EUROPEAN BANKS RANKING * Note: sustainable business channeling is considered to be any mobilization of funds, cumulatively, towards activities or clients considered to be sustainable in accordance with existing regulations, internal and market standards and best practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the funds channeled to sustainable business, internal criteria is used based on both internal and external information.

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	31-12-22	Δ %	31-12-21	31-12-20

Balance sheet (millions of euros)

Total assets	713,140	7.6	662,885	733,797

Loans and advances to customers (gross) (1)	369,260	11.9	330,055	323,252

Deposits from customers (1)	393,856	12.6	349,761	342,661

Total customer funds (1)	544,028	9.5	496,954	471,928

Total equity	50,615	3.8	48,760	50,020

Income statement (millions of euros)

Net interest income	19,153	30.4	14,686	14,592

Gross income	24,890	18.2	21,066	20,166

Operating income	14,130	22.5	11,536	11,079

Net attributable profit (loss)	6,420	38.0	4,653	1,305

Adjusted net attributable profit (loss) (2)	6,621	30.6	5,069	2,729

The BBVA share and share performance ratios

Number of shares issued (million)	6,030	(9.6)	6,668	6,668

Share price (euros)	5.63	7.3	5.25	4.04

Adjusted earning (loss) per share (euros) (2)	1.05	48.1	0.71	0.35

Earning (loss) per share (euros) (2)	0.99	47.1	0.67	0.14

Book value per share (euros) (2)	7.80	13.7	6.86	6.70

Tangible book value per share (euros) (2)	7.44	14.1	6.52	6.05

Market capitalization (millions of euros)	33,974	(3.0)	35,006	26,905

Dividend yield (dividend/price; %) (2) (3)	6.2		2.6	4.0

Significant ratios (%)

Adjusted ROE (net attributable profit (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (2)	14.6		11.4	6.1

Adjusted ROTE (net attributable profit (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	15.3		12.0	6.5

Adjusted ROA (Profit (loss) for the period / average total assets - ATA) (2)	1.00		0.94	0.54

Adjusted RORWA (Profit (loss) for the period / average risk-weighted assets - RWA) (2)	2.14		2.01	1.16

Efficiency ratio (2)	43.2		45.2	45.1

Cost of risk (2)	0.91		0.93	1.55

NPL Ratio (2)	3.4		4.1	4.2

NPL coverage ratio (2)	81		75	82

Capital adequacy ratios (%)

CET1 fully-loaded	12.61		12.75	11.73

CET1 phased-in (4)	12.68		12.98	12.15

Total ratio phased-in (4)	15.98		17.24	16.46

Other information

Number of customers (million) (1)	89.3	8.6	82.2	78.8

Number of shareholders	801,216	(3.1)	826,835	879,226

Number of employees	115,675	4.7	110,432	123,174

Number of branches	6,040	(0.7)	6,083	7,432

Number of ATMs	29,807	2.3	29,148	31,000

(1) Excludes BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 and BBVA Paraguay as of 31-12-20.

(2) For more information, see Alternative Performance Measures at the end of this report.

(3) Calculated by dividing the dividends paid in the last twelve months by the closing price of the period.

(4) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873.

4

Highlights

Results and business activity

The BBVA Group generated a net attributable profit excluding non-recurring impacts of €6,621m in the year 2022, which represents an increase of 30.6% compared to the previous year, and the highest result ever. Including the non-recurring impacts, i.e. the net impact for an amount of €-201m from the purchase of offices in Spain from Merlin in June 2022 and €-416m from the results of discontinued operations corresponding to BBVA USA and the rest of the companies sold to PNC on June 1, 2021, together with the net cost related to the restructuring process of the same year, the net attributable profit increased by 38.0% in year-on-year terms to €6,420m.

Recurring income from banking activity (net interest income and commissions) continues to show an excellent performance, reflecting the good performance of activity and improvement in the customer spread, fostered by a more favorable interest rate environment.

Operating expenses increased by 12.9% at the Group level, below the average inflation rate in all countries in which BBVA operates. Notwithstanding the above, thanks to the remarkable growth in gross income, higher that the growth in expenses, the efficiency ratio stood at 43.2% as of December 31, 2022, with an improvement of 277 basis points, in constant terms, compared to the ratio as of December 31, 2021, placing BBVA, once again, in a leading position among its European peer group1.

The provisions for impairment on financial assets increased (+12.9% in year-on-year terms and at constant exchange rates), with higher provisions in South America and Turkey.

The Group’s excellent performance in 2022 has also allowed it to accelerate value creation, as reflected in the growth of the tangible book value and dividends, which at year-end 2022 was 19.5% above the previous year.

Loans and advances to customers grew by 12.3% compared to the end of December 2021, strongly favored by the evolution of business loans in all business areas and, to a lesser extent, by the performance of retail loans.

Customer funds increased by 9.5% compared to the end of December 2021 thanks to the good performance of customer deposits, which increased in all geographical areas, with increases in both demand deposits and time deposits.

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2021)

Business areas

As for the business areas, excluding the effect of currency fluctuation in those areas where it has an impact, in each of them it is worth mentioning:

–

Spain generated a net attributable profit of €1,678m in the year 2022, up 8.4% from the result achieved in the previous year, due to the dynamism of net interest income and the higher net trading income (NTI), which together with lower operating expenses and provisions, have driven the year-on-year evolution. This result includes the net impact of €-201m from the purchase of offices from Merlin, recorded in the second quarter of the year. Excluding this impact, the cumulative net attributable profit of the area at the end of the year 2022 stands at €1,879m, 21.4% above the net attributable profit of the previous year.

–

In Mexico, BBVA achieved a net attributable profit of €4,182m during 2022, representing an increase of 44.8% compared to the year 2021, mainly as a result of the increase in recurring income (net interest income and commissions), due to the strong dynamism of lending activity and the continued improvement in customer spreads, which more than offset the expenses increase in a context of growth and strong activity.

1 European peer group: Barclays, BNP Paribas, Crédit Agricole, Commerzbank, Credit Suisse, Deutsche Bank, HSBC, Intesa Sanpaolo, Lloyds Banking Group, Natwest, Banco Santander, Société Générale, UBS and Unicredit, comparable peer data as of the end of September 2022.

5

–

Turkey generated a net attributable profit of €509m in the year 2022, which includes the impact of hyperinflation accounting in Turkey, with effect from January 1, 2022, partially offset by good business dynamics.

–

South America generated a net attributable profit of €734m in the year 2022, which represents a year-on-year variation of +80.0%, mainly due to the improved performance of recurring income (+54.3%) and NTI.

–	Rest of Business achieved a net attributable profit of €240m accumulated at the end of 2022, 15.1% less than in the previous year.

The Corporate Center recorded a net attributable loss of €922m in the year 2022. This result compares to the loss of €938m recorded in the same period of the previous year, which included the net costs associated with the restructuring process in Spain carried out by the Group in 2021, in addition to the results generated by the Group’s businesses in the United States until their sale to PNC on June 1, 2021.

Lastly and for a broader understanding of the Group’s activity and results, supplementary information is provided below for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. CIB generated a net attributable profit of €1,736m in 2022. These results, which do not include the application of hyperinflation accounting, represent an increase of 47.1% on a year-on-year basis, due to the growth in recurring income and NTI, which comfortably offset the higher expenses and provisions for impairment on financial assets. It should also be noted that all business lines of the CIB area recorded double-digit growth compared to the year 2021, both in revenues and net attributable profit.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. 2022)

General note: 2022 excludes net impact arisen from the purchase of offices in Spain. 2021 excludes BBVA USA and the rest of the companies in the United States sold to PNC and the net cost related to the restructuring process.

(1) Excludes the Corporate Center.

Solvency

The Group’s CET1 Fully-loaded ratio stood at 12.61% as of December 31, 2022, maintaining a large management buffer over the Group’s CET1 requirement (8.60%),2 and also above the Group’s established target management range of 11.5-12.0% of CET1.

Shareholder remuneration

Regarding shareholder remuneration, a cash gross distribution in the amount of €0.31 per share on April as final dividend of 2022 and the execution of a Share Buyback Program of BBVA for an amount of €422m, subject to the corresponding regulatory authorizations and the communication with the program specific terms and conditions before its effective start, are expected to be submitted to the relevant governing bodies for consideration. Thus, the total distribution for the year 2022 will reach €3,015m, 47% of the net attributable profit, which represents €0.50 per share, and also includes the payment in cash of €0.12 per share paid on October 2022 as interim dividend of the year.

Other highlights

On December 28, 2022, the Law for the establishment of the temporary tax on credit institutions and financial credit establishments was published in the Official State Gazette.

This law establishes an obligation to pay a non-taxable equity benefit of public nature during the years 2023 and 2024 to those credit institutions that operate in Spain whose aggregated amount of interest income and fee and commission income generated, corresponding to the year 2019, equals or exceeds €800 million.

The amount of the benefit to be paid will be the result of applying the percentage of 4.8% to the sum of the net interest income and fee and commission income and expense derived from the activity carried out in Spain, as shown in the income statement of the tax consolidation group to which the credit institutions belongs, corresponding to the calendar year prior to the year in which the obligation to pay arose. The payment obligation arises on the first day of the calendar year of fiscal years 2023 and 2024.

The estimated impact for 2023 is €225 million and has been recorded on January 1, 2023 in the heading “Other operating expense” of the consolidated income statement of the Consolidated Financial Statements.

2 From 1st January 2023, BBVA’s SREP requirement is 8.72% at the consolidated level.

6

Macroeconomic environment

The global economy has decelerated throughout the course 2022, in an environment marked by strong inflationary pressures, an aggressive tightening of monetary conditions, the adverse impact of the war in Ukraine and slower growth in China.

Despite the slowing trend, economic growth showed some resilience and was generally higher than expected by most analysts. This was due to previously accumulated savings, the process of normalization of activity after the restrictions and disruptions generated by the COVID-19 pandemic, and the dynamism of the labor markets, which contributed to an improvement in private consumption and the service sector.

Inflation remained at elevated levels in 2022. However, after surprising on the upside for most of the year, it started to moderate in recent months. This is in line with the slowing trend in aggregate demand, the recent moderation in energy prices and normalization in global supply chains. At year-end, annual inflation stood at 6.5% in the United States and 9.2% in the Eurozone.

Against this backdrop of still elevated inflationary pressures, central banks continued to tighten monetary policy. The U.S. Federal Reserve (“the Fed”) raised benchmark interest rates to 4.5% in December (a level 425 basis points higher than at the beginning of 2022) and kept up asset sales to reduce the size of its balance sheet. Further, the Fed indicated that interest rate hikes will continue in the coming months, albeit at a slower pace. In the Eurozone, the ECB has raised interest rates for its refinancing operations to 2.5% in December (a level 250 basis points higher than at the start of 2022). In addition, the central bank has tightened the conditions of its liquidity supply to banks through the TLTRO operations (targeted long-term refinancing operations) and has indicated that it will soon initiate a program to sell its assets. In a context of high uncertainty, BBVA Research’s central scenario estimates that the global economy will continue to slow down in the near future, with possible episodes of recession in the Eurozone and the United States. This slowdown in growth will be mainly due to the significant tightening of monetary conditions (interest rates are expected to reach close to 5.0% in the United States and 3.75% in the Eurozone in the coming months; these are clearly contractionary levels, which will remain unchanged until at least the final months of the year 2023) and inflationary pressures are still significant, despite the prospects for moderation.

According to BBVA Research, after growing by 6.3% in 2021 and around 3.3% in 2022, global GDP will grow by only 2.3% in 2023. In the United States, growth would slow to 1.9% in 2022 and 0.5% in 2023, as strong monetary tightening is expected to cause a downward adjustment on growth. In the Eurozone, GDP is expected to slightly fall in the coming quarters, primarily due to the disruptions created by the war in Ukraine, including still high gas prices. The annual growth in the region would be 3.2% in 2022 and -0.1% in 2023. In China, the growth would reach 3,0% in 2022 and 5,0% in 2023, but the wider spread of COVID-19 infections following the financial strains caused by imbalances in real estate markets could trigger slower-than-expected economic growth.

The uncertainty remains at high levels and the risks could have a downward bias on growth. Specifically, sustainable inflation could trigger even stronger interest rate hikes and therefore, a deeper and more widespread recession, as well as higher financial volatility.

7

Group

Quarterly evolution of results

The net attributable profit achieved by the BBVA Group in the last quarter of 2022 stood at €1,578m, 14.3% below the previous quarter.

–

Net interest income continued to grow, favored by higher volumes of activity and the repricing of the loan portfolio, in a quarter in which the vast majority of central banks continued the cycle of interest rate hikes.

–	Less positive NTI due to the negative impact of the hedging of exchange rate registered in the Corporate Center, negatively affected by the depreciation of the U.S. dollar during the quarter.

–	Contained operating expenses in a highly inflationary environment. The quarter includes the variable remuneration improvement to employees.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)
	2022				2021
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	5,342	5,261	4,602	3,949	3,978	3,753	3,504	3,451

Net fees and commissions	1,323	1,380	1,409	1,242	1,247	1,203	1,182	1,133

Net trading income	269	573	516	580	438	387	503	581

Other operating income and expenses	(410)	(358)	(432)	(355)	(187)	(13)	(85)	(11)

Gross income	6,524	6,857	6,094	5,416	5,477	5,330	5,104	5,155
Operating expenses	(2,889)	(2,818)	(2,630)	(2,424)	(2,554)	(2,378)	(2,294)	(2,304)

Personnel expenses	(1,550)	(1,475)	(1,346)	(1,241)	(1,399)	(1,276)	(1,187)	(1,184)

Other administrative expenses	(1,001)	(1,005)	(944)	(870)	(850)	(788)	(800)	(812)

Depreciation	(338)	(338)	(340)	(313)	(305)	(314)	(307)	(309)

Operating income	3,636	4,038	3,464	2,992	2,923	2,953	2,810	2,850

Impairment on financial assets not measured at fair value through profit or loss	(998)	(940)	(704)	(737)	(832)	(622)	(656)	(923)

Provisions or reversal of provisions	(50)	(129)	(64)	(48)	(40)	(50)	(23)	(151)

Other gains (losses)	(6)	19	(3)	20	7	19	(7)	(17)

Profit (loss) before tax	2,581	2,988	2,694	2,227	2,058	2,299	2,124	1,759

Income tax	(856)	(1,004)	(697)	(904)	(487)	(640)	(591)	(489)

Profit (loss) for the period	1,724	1,984	1,997	1,324	1,571	1,659	1,533	1,270

Non-controlling interests	(147)	(143)	(120)	3	(230)	(259)	(239)	(237)

Net attributable profit (loss) excluding non-recurring impacts	1,578	1,841	1,877	1,326	1,341	1,400	1,294	1,033

Discontinued operations and Other (1)	—	—	(201)	—	—	—	(593)	177

Net attributable profit (loss)	1,578	1,841	1,675	1,326	1,341	1,400	701	1,210

Adjusted earning per share (euros) (2)	0.25	0.29	0.30	0.21	0.19	0.20	0.18	0.14

Earning (loss) per share (euros) (2)	0.24	0.28	0.25	0.19	0.20	0.20	0.09	0.17

(1) Include: (I) the net impact arisen from the purchase of offices in Spain in 2022 for €-201m; (II) the net costs related to the restructuring process in 2021 for €-696m; and (III) the profit (loss) generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for €+280m.

(2) Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.

8

Year-on-year performance of results

The BBVA Group generated a net attributable profit excluding non-recurring impacts of €6,621m in the year 2022, which represents an increase of 30.6% compared to the previous year, and the highest result ever. Including the non-recurring impacts, i.e. the net impact for an amount of €-201m from the purchase of offices in Spain from Merlin in June 2022 and €-416m from the results of discontinued operations corresponding to BBVA USA and the rest of the companies sold to PNC on June 1, 2021, together with the net cost related to the restructuring process of the same year, the net attributable profit increased by 38.0% in year-on-year terms to €6,420m.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

			Δ % at constant

	2022	Δ %	exchange rates	2021

Net interest income	19,153	30.4	35.8	14,686

Net fees and commissions	5,353	12.3	15.3	4,765

Net trading income	1,938	1.5	9.4	1,910

Other operating income and expenses	(1,555)	n.s.	n.s.	(295)

Gross income	24,890	18.2	22.9	21,066

Operating expenses	(10,760)	12.9	15.5	(9,530)

Personnel expenses	(5,612)	11.2	14.8	(5,046)

Other administrative expenses	(3,820)	17.6	19.1	(3,249)

Depreciation	(1,328)	7.6	8.4	(1,234)

Operating income	14,130	22.5	29.2	11,536

Impairment on financial assets not measured at fair value through profit or loss	(3,379)	11.4	12.9	(3,034)

Provisions or reversal of provisions	(291)	10.2	7.5	(264)

Other gains (losses)	30	n.s.	n.s.	2

Profit (loss) before tax	10,490	27.3	36.7	8,240

Income tax	(3,462)	56.9	66.0	(2,207)

Profit (loss) for the period	7,028	16.5	25.7	6,034

Non-controlling interests	(407)	(57.8)	(30.3)	(965)

Net attributable profit (loss) excluding non-recurring impacts	6,621	30.6	32.3	5,069

Discontinued operations and Other (1)	(201)	(51.6)	(47.7)	(416)

Net attributable profit (loss)	6,420	38.0	39.0	4,653

Adjusted earning per share (euros) (2)	1.05			0.71

Earning (loss) per share (euros) (2)	0.99			0.67

(1) Include: (I) the net impact arisen from the purchase of offices in Spain in 2022 for €-201m; (II) the net costs related to the restructuring process in 2021 for €-696m; and (III) the profit (loss) generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for €+280m.

(2) Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.

The result attributed to the Group in the year 2022 includes the application to the Group’s entities in Turkey of IAS 29, “Financial Reporting in Hyperinflationary Economies”3.

Unless expressly indicated otherwise, to better understand the changes under the main headings of the Group’s income statement, the year-on-year rates of change provided below refer to constant exchange rates. When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.

The accumulated net interest income as of December 31, 2022 was higher than the previous year (+35.8%), with increase in all business areas due to the improvement in customer spread and higher managed loan portfolio volumes. Particularly noteworthy was the good evolution in Mexico -especially- and, to a lesser extent, in South America and Turkey.

Positive evolution in the net fees and commissions line, which increased by 15.3% in the year due to favorable performance in payment systems and demand deposits.

3 IAS 29 has not been applied to operations outside Turkey, in particular to the financial statements of Garanti Bank in Romania and Garanti Bank International N.V. in the Netherlands.

9

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

NTI recorded a year-on-year variation of +9.4% at the end of December 2022, with a positive trend in Turkey, South America, Spain and Mexico, which offset the lower results recorded in the Corporate Center due to the negative contribution of the foreign exchange hedging.

The other operating income and expenses line accumulated a result of €-1,555m as of December 31, 2022, compared to €-295m in the previous year, mainly due to the more negative adjustment for inflation in Argentina, the recording of this adjustment in the Group’s entities in Turkey in 2022 and BBVA’s higher contribution to the public deposit guarantee schemes, mainly in Spain.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

Year-on-year terms operating expenses increased at a pace of 15.5% at the Group level, below the average inflation rate in all countries in which BBVA operates. By areas, only Spain registered a year-on-year decrease as a result of the restructuring process in 2021.

Notwithstanding the above, thanks to the remarkable growth in gross income (+22.9%), the efficiency ratio stood at 43.2% as of December 31, 2022, with an improvement of 277 basis points compared to the ratio recorded 12 months earlier. By areas, Spain, Mexico and, to a lesser extent, South America recorded a favorable performance in terms of efficiency.

10

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	EFFICIENCY RATIO (PERCENTAGE)

Impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) was 12.9% higher at the end of December 2022 than in the previous year, with higher credit impairments especially in South America and Turkey.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

The provisions or reversal of provisions line (hereinafter, provisions) accumulated a negative balance of €291m as of December 31, 2022, 7.5% above the accumulated figure in the previous year mainly due to provisions for risks and contingent commitments in Turkey.

For its part, the other gains (losses) line closed December 2022 with a balance of €30m, which compares positively to the figure reached the previous year (€2m), mainly in Spain and Turkey.

As a result of the above, the BBVA Group generated a net attributable profit, excluding non-recurring impacts, of €6,621m in the year 2022, representing a year-on-year increase of +32.3%. Taking into account the non-recurring impacts, registered within the line “Discontinued operations and Other,” that is: (I) €-201m recorded in the second quarter of 2022 for the purchase of offices in Spain; (II) €+280m for the results generated by BBVA USA and the rest of the companies sold to PNC on June 1, 2021; and (III) €-696m of the net costs associated with the restructuring process recorded in the second quarter of 2021, the cumulative net attributable profit of the Group at the end of December 2022 stood at €6,420m, 39.0% higher than that achieved in the year 2021.

The cumulative net attributable profits, in millions of euros, at the end of December 2022 for the business areas that compose the Group were as follows: €1,678m in Spain, €4,182m in Mexico, €509m in Turkey, €734m in South America and €240m in Rest of Business.

11

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) EXCLUDING NON- RECURRING IMPACTS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

General note: non-recurring impacts include the net impact arisen from the purchase of offices in Spain in 2Q22, BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for the periods 1Q21 and 2Q21 and the net cost related to the restructuring process in 2Q21.

(1) At current exchange rates: +30.6%.

The Group’s excellent performance in 2022 has also allowed it to accelerate value creation, as reflected in the growth of the tangible book value and dividends, which at year-end 2022 was 19.5% above the previous year.

TANGIBLE BOOK VALUE PER SHARE (1) AND DIVIDENDS (EUROS)	ADJUSTED EARNING PER SHARE (2) AND EARNING PER SHARE (2) (EUROS)

General note: replenishing dividends paid in the period.

General note: adjusted earning per share excludes: (I) the net impact arisen from the purchase of offices in Spain in 2Q22; (II) the net cost related to the restructuring process for the period 2Q21; and (III) the profit (loss) after tax from discontinued operations derived from the sale of BBVA USA and the rest of the companies in the United States to PNC on June 1, 2021 for the periods 1Q21 and 2Q21.

(1) For more information, see Alternative Performance Measures at the end of this report.

(2) Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.

12

The Group’s profitability indicators improved in year-on-year terms, supported by the favorable performance of results.

ROE AND ROTE (1) (PERCENTAGE)	ROA AND RORWA (1) (PERCENTAGE)

(1) Excludes the net impact arisen from the purchase of offices in Spain in 2022, the net cost related to the restructuring process in 2021, the net capital gains from the bancassurance transaction with Allianz in 2020, and the resuls generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 for the periods 2021 and 2020.

13

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of December 31, 2022 are summarized below:

–

Loans and advances to customers grew by 12.3% compared to the end of December 2021, strongly favored by the evolution of business loans (+18.8%) in all business areas and, to a lesser extent, by the performance of retail loans (+7.5% at Group level), in particular, in Mexico and Turkey, supported by the good performance of consumer loans as well as credit cards (+21.7% overall at Group level) and, to a lesser extent, mortgage loans (+0.8% at Group level) due to the positive evolution in Mexico.

–

Customer funds increased by 9.5% compared to the end of December 2021, thanks to the good performance of customer deposits, which increased in all geographical areas, with increase in both demand deposits and time deposits. For its part, off-balance sheet funds increased by 2.0% in the year 2022, with the most notable growth in mutual funds in Mexico and Turkey.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	31-12-22	Δ %	31-12-21
Cash, cash balances at central banks and other demand deposits	79,756	17.6	67,799
Financial assets held for trading	110,671	(10.4)	123,493
Non-trading financial assets mandatorily at fair value through profit or loss	6,888	13.2	6,086
Financial assets designated at fair value through profit or loss	913	(16.4)	1,092
Financial assets at fair value through accumulated other comprehensive income	58,980	(2.4)	60,421
Financial assets at amortized cost	422,061	13.3	372,676
Loans and advances to central banks and credit institutions	20,431	7.8	18,957
Loans and advances to customers	358,023	12.3	318,939
Debt securities	43,606	25.4	34,781
Investments in subsidiaries, joint ventures and associates	916	1.7	900
Tangible assets	8,737	19.7	7,298
Intangible assets	2,156	(1.9)	2,197
Other assets	22,062	5.4	20,923
Total assets	713,140	7.6	662,885
Financial liabilities held for trading	95,611	4.9	91,135
Other financial liabilities designated at fair value through profit or loss	10,580	9.3	9,683
Financial liabilities at amortized cost	528,629	8.3	487,893
Deposits from central banks and credit institutions	65,258	(2.9)	67,185
Deposits from customers	393,856	12.6	349,761
Debt certificates	55,429	(0.6)	55,763
Other financial liabilities	14,086	(7.2)	15,183
Liabilities under insurance and reinsurance contracts	11,848	9.0	10,865
Other liabilities	15,858	9.0	14,549
Total liabilities	662,526	7.9	614,125
Non-controlling interests	3,624	(25.3)	4,853
Accumulated other comprehensive income	(17,432)	5.8	(16,476)
Shareholders’ funds	64,422	6.7	60,383
Total equity	50,615	3.8	48,760
Total liabilities and equity	713,140	7.6	662,885
Memorandum item:
Guarantees given	55,182	20.1	45,956

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LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)
	31-12-22	Δ %	31-12-21
Public sector	20,884	6.2	19,656
Individuals	157,432	7.5	146,433

Mortgages	92,064	0.8	91,324

Consumer	36,116	16.4	31,026

Credit cards	17,382	34.4	12,936

Other loans	11,870	6.5	11,146
Business	177,451	18.8	149,309
Non-performing loans	13,493	(7.9)	14,657

Loans and advances to customers (gross)	369,260	11.9	330,055
Allowances (1)	(11,237)	1.1	(11,116)

Loans and advances to customers	358,023	12.3	318,939

(1) Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of December 31, 2022 and December 31, 2021, the remaining amount was €190m and €266m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)

General Note: 2020 excludes BBVA USA and the rest of companies in the United States sold to PNC on June 1, 2021 and BBVA Paraguay. (1) At constant exchange rates: +12.8%.
General Note: 2020 excludes BBVA USA and the rest of companies in the United States sold to PNC on June 1, 2021 and BBVA Paraguay. (1) At constant exchange rates: +9.7%.

CUSTOMER FUNDS (MILLIONS OF EUROS)
	31-12-22	Δ %	31-12-21
Deposits from customers	393,856	12.6	349,761

Current accounts	316,082	7.9	293,015

Time deposits	75,098	36.4	55,059

Other deposits	2,676	58.6	1,687
Other customer funds	150,172	2.0	147,192

Mutual funds and investment companies and customer portfolios (1)	108,936	2.5	106,235

Pension funds	38,653	(0.3)	38,763

Other off-balance sheet funds	2,582	17.7	2,195

Total customer funds	544,028	9.5	496,954

(1) Includes the customer portfolios in Spain, Mexico, Colombia and Peru.

15

Solvency

Capital base

The BBVA Group’s strength during the quarter contributed the consolidated CET1 fully-loaded ratio to reach 12.61% as of December 31, 2022, maintaining a large management buffer over the Group’s CET1 requirement (8.60%), and also above the Group’s established target management range of 11.5-12.0% of CET1.

During the fourth quarter of the year, the CET1 ratio increased 16 basis points. The generation of profit, net of dividends and remuneration of AT1 instruments, contributed 27 basis points to the CET1 ratio. For its part, the risk-weighted assets (RWA) growth deducted 25 basis points of CET1, which are partially offset by the hyperinflation effect on equity, the positive evolution of market effect in CET1 and lower regulatory deductions.

Fully-loaded RWA reduced by approximately €4,500m in the quarter, mainly as a result of the currency effect mainly due to the depreciation of the U.S. dollar and the Mexican peso against the euro. Excluding the currency effect, the RWA increased by approximately €12,000m.

The consolidated fully-loaded additional Tier 1 capital (AT1) stood at 1.54% as of December 31, 2022, resulting in a 4 basis point decrease from the previous quarter, mainly due to the currency effect related to the issued instruments in U.S. dollar.

The consolidated fully-loaded Tier 2 ratio at the end of December stood at 1.79%, with a decrease of 15 basis points in the quarter. The total fully-loaded capital adequacy ratio stands at 15.94%.

Following the latest SREP (Supervisory Review and Evaluation Process) decision, with entry into force as from January 1, 2023, the ECB has informed the Group that it must maintain a total capital ratio of 12.97% and a CET1 capital ratio of 8.72% at the consolidated level, which include the consolidated Pillar 2 requirement of 1.71% (of which at least 0.96% shall be met with CET1), of which 0.21% (0.12% shall be met with CET1) is determined on the basis of the ECB’s prudential provisioning expectation which, as of January 1, 2023, will no longer be treated as a deduction from CET1, with a 19 basis points positive effect on CET1 of December 2022 to place it at 12.80% proforma.

The phased-in CET1 ratio at the consolidated level stood at 12.68% as of December 31, 2022, considering the transitory effect of the IFRS 9 standard. AT1 reached 1.54% and Tier 2 reached 1.76%, resulting in a total capital adequacy ratio of 15.98%.

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in			CRD IV fully-loaded
	31-12-22 (1) (2)	30-09-22	31-12-21	31-12-22 (1) (2)	30-09-22	31-12-21

Common Equity Tier 1 (CET 1)	42,740	42,876	39,949	42,486	42,494	39,184

Tier 1	47,933	48,281	45,686	47,678	47,899	44,922

Tier 2	5,930	6,614	7,383	6,023	6,613	7,283

Total Capital (Tier 1 + Tier 2)	53,863	54,895	53,069	53,701	54,512	52,205
Risk-weighted assets	337,102	341,678	307,795	336,920	341,448	307,335

CET1 (%)	12.68	12.55	12.98	12.61	12.45	12.75

Tier 1 (%)	14.22	14.13	14.84	14.15	14.03	14.62

Tier 2 (%)	1.76	1.94	2.40	1.79	1.94	2.37
Total capital ratio (%)	15.98	16.07	17.24	15.94	15.96	16.99

(1) As of December 31, 2022, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873).

(2) Preliminary data.

16

Regarding shareholder remuneration, a cash gross distribution in the amount of €0.31 per share on April as final dividend of 2022 and the execution of a Share Buyback Program of BBVA for an amount of €422m, subject to the corresponding regulatory authorizations and the communication with the program specific terms and conditions before its effective start, are expected to be submitted to the relevant governing bodies for consideration. Thus, the total distribution for the year 2022 will reach €3,015m, 47% of the net attributable profit, which represents €0.50 per share, and also includes the payment in cash of €0.12 per share paid on October 2022 as interim dividend of the year.

After the redemption of the shares acquired in the execution of the First and Second Tranche within the executed Program Scheme during 2021 and 2022 (281,218,710 and 356,551,306 own shares of BBVA, respectively), BBVA’s share capital as of December 31, 2022, has been set at 2,954,757,116.36 euros, represented by 6,030,116,564 shares with a nominal value of €0.49 each.

SHAREHOLDER STRUCTURE (31-12-22)

	Shareholders		Shares issued
Number of shares	Number	%	Number	%
Up to 500	330,991	41.3	61,765,540	1.0

501 to 5,000	367,730	45.9	653,340,057	10.8

5,001 to 10,000	55,066	6.9	387,127,400	6.4

10,001 to 50,000	42,731	5.3	815,962,950	13.5

50,001 to 100,000	3,014	0.4	205,137,227	3.4

100,001 to 500,000	1,401	0.2	251,980,588	4.2

More than 500,001	283	0.04	3,654,802,802	60.6

Total	801,216	100	6,030,116,564	100

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must maintain, from January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWAs of its resolution group, at a sub-consolidated4 level (hereinafter, the “MREL in RWAs”). This MREL in RWA does not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would currently be 3.26%. Given the structure of own funds and admissible liabilities of the resolution group, as of December 31, 2022, the MREL ratio in RWAs stands at 26.45%56, complying with the aforementioned requirement.

With the aim of reinforcing compliance with these requirements, BBVA has made some debt issues during 2022. For more information about these issues, see “Structural risks” section within the “Risk management”- chapter.

Lastly, as of December 31, 2022, the Group’s fully-loaded leverage ratio stood at 6.5% (6,5% phased-in)7.

Ratings

During the year 2022, BBVA’s rating has continued to show its strength and all agencies have maintained their rating in the A category. In March, S&P changed the outlook of BBVA’s rating from negative to stable (affirming the rating at A), after taking a similar action in the Spanish sovereign rating. Following the periodic reviews of BBVA, Fitch and DBRS Morningstar affirmed their ratings at A- (May and December) and A (high) (March), respectively, both with a stable outlook. For its part, Moody’s has kept BBVA’s rating unchanged in the period at A3 (with a stable outlook). The following table shows the credit ratings and outlook assigned by the agencies:

RATINGS

Rating agency	Long term (1)	Short term	Outlook

DBRS	A (high)	R-1 (middle)	Stable

Fitch	A-	F-2	Stable

Moody’s	A3	P-2	Stable

Standard & Poor’s	A	A-1	Stable

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating, respectively, to BBVA’s long term deposits.

4 In accordance with the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB, the resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. As of June 30, 2021, the total RWAs of the resolution group amounted to €190,377m and the total exposure considered for the purpose of calculating the leverage ratio amounted to €452,275m.

5 Own resources and eligible liabilities to meet, both, MREL and the combined capital buffer requirement applicable.

6 As of December 31, 2022, the MREL ratio in Leverage Ratio stands at 11.14% and the subordination ratios in terms of RWAs and in terms of exposure of the leverage ratio, stand at 21.74% and 9.16%, respectively, being preliminary data.

7 The Group’s leverage ratio is provisional at the date of release of this report. On April, 1st 2022 ended the period of temporary exclusion of certain positions with central banks.

17

Risk management

Credit risk

In addition to the significant macroeconomic challenges posed by the COVID-19 pandemic, the global economy is currently facing a number of exceptional challenges. Russia’s invasion of Ukraine has caused significant disruption, instability and volatility in the world markets, as well as increased inflation (including contributing to further increases in oil, gas and other commodity prices and further affecting supply chains), and lower economic growth, which has additionally led to aggressive interest rate hikes by central banks that could affect the most leveraged companies, as well as strain the ability of individuals to pay.

In relation to the relief measures for customers affected by the pandemic, and in the second instance, affected by the economic effects derived from the war in Ukraine, in Spain and Peru, the possibility of carrying out extensions both in the maturity period as well as in the grace period in financing with public guarantees are still in force. In Spain, they can be requested by companies and self-employed from June 30, 2022, after the expiration of the Temporary State Aid Framework approved by the European Commission, and in Peru, the Decree was approved in May, with eligibility in this measure in place until June 30, 2023 after the extension of the initial period that ended on December 31, 2022.

In addition, on November 23, 2022, Royal Decree-Law 19/2022, of November 22, was published. It amends the Code of Good Practices, establishes a new Code of Good Practices easing the interest rates hike on mortgage loans agreements related to primary residences, and provides for other structural measures aiming to improve the loan market. BBVA has adhered to the new Code of Good Practices with effect from January 1, 2023.

Regarding the direct exposure of the Group to Russia and Ukraine, this is limited for BBVA, although the Group has taken different measures aimed at reducing its impact, among which are the initial lowering of limits followed by the suspension of operations with Russia, the lowering of internal ratings and the inclusion of the country and its borrowers as impaired for subjective reasons.

However, the indirect risk is greater due to the activity of customers in the affected area or sectors. The economic effects are mainly shown through higher commodity prices, but also through financial and confidence channels, as well as a further deterioration of global supply chain issues.

Calculation of expected losses due to credit risk

In addition to the individualized and collective estimates of the expected losses and the macroeconomic estimates in accordance with what is described in IFRS 9, the estimate at the end of the quarter includes the effect on the expected losses of the macroeconomic forecasts’ update, which considers the current global environment, which has been affected by the war in Ukraine, the evolution of interest rates, inflation rates or the prices of commodities.

Additionally, the Group can supplement the expected losses either by the consideration of additional risk drivers, the incorporation of sectorial particularities or that may affect a set of operations or borrowers, following a formal internal process established for the purpose.

During 2022, in the case of Spain, the expected losses of operations considered unlikely to pay were reviewed with an additional provision of €250 million in the income statement for the year 2022, of which 117 million euros correspond to the last quarter.

The complementary adjustments pending allocation to specific operations or clients as of December 31, 2022 totaled €302 million, of which €163 million correspond to Spain, €92 million to Mexico, €25 million to Peru, €11 million to Colombia, €5 million to Chile and €6 million to Rest of Business of the Group. In comparison, as of December 31, 2021, the complementary adjustments pending allocation to specific operations or clients amounted to €311 million, of which €226 million corresponded to Spain, €68 million to Mexico and €18 million euros to Peru. The variation in the year is due to, on the one hand, the revision or partial consumption of the adjustments that were deemed necessary in connection with payment deferrals, public guarantees or sectors most affected by the pandemic and, on the other hand, the additional losses amounting to €150 million relating to exposures to the corporate portfolios mainly of Spain, Mexico, Peru and Colombia (wholesale borrowers and small and medium enterprises) and Rest of Business of the Group, which could be more affected by the economic context of high inflation, interest rates or energy prices.

BBVA Group’s credit risk indicators

The evolution of the Group’s main credit risk indicators is summarized below:

–

Credit risk declined by 1.0% (+2.6% at constant exchange rates) between October and December 2022, with an almost generalized growth, at constant exchange rates at Group level, although Spain was affected by the lower volume of corporate and investment banking operations.

–

Reduction in the balance of non-performing loans at Group level between October and December 2022 (-4.6% in current terms and -1.4% at constant rates), positively affected by a non-performing loan portfolio sale in Spain and the foreign exchange rates evolution. Compared to the end of December 2021, the amount of non-performing loans decreased by 6.3% (-6.6% at constant exchange rates).

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NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)

–

The NPL ratio stood at 3.4% as of December 31, 2022, 13 basis points below the figure recorded in September 2022 and 70 basis points below the one of December 2021, with an improvement in this indicator in all business areas during the year.

–

Loan-loss provisions decreased by 6.4% compared to the figure of the third quarter (+2.0% with respect to December 2021), mainly due to the foreign exchange evolution, and affected by the Spain’s portfolio sale.

–

The NPL coverage ratio stood at 81%, 156 basis points below the figure of September 2022 (664 basis points higher than at the end of 2021), mainly due to the evolution of the indicator in Spain, which includes the aforementioned impact of the portfolio sale.

–

The cumulative cost of risk as of December 31, 2022 stood at 0.91%, higher than at the end of the third quarter of 2022 but still 2 basis points below the close of 2021, due to higher loan-loss provisions in the quarter for the macroeconomic scenario deterioration in the main geographical areas, coverage increase in those sectors and portfolios most vulnerable to the current environment, and recurring flows on normal (pre-pandemic) level.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

CREDIT RISK (1) (MILLIONS OF EUROS)

	31-12-22	30-09-22	30-06-22	31-03-22	31-12-21
Credit risk	424,341	428,619	414,128	395,325	376,011

Non-performing loans	14,463	15,162	15,501	15,612	15,443

Provisions	11,764	12,570	12,159	11,851	11,536

NPL ratio (%)	3.4	3.5	3.7	3.9	4.1

NPL coverage ratio (%) (2)	81	83	78	76	75

(1) Includes gross loans and advances to customers plus guarantees given.

(2) The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have stood at 80% as of December 31, 2022 and 73% as of December 31, 2021.

19

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	4Q22 (1)	3Q22	2Q22	1Q22	4Q21

Beginning balance	15,162	15,501	15,612	15,443	14,864

Entries	2,333	1,871	2,085	1,762	2,875

Recoveries	(1,171)	(1,595)	(1,697)	(1,280)	(1,235)

Net variation	1,162	276	388	482	1,640

Write-offs	(928)	(683)	(579)	(581)	(832)

Exchange rate differences and other	(933)	67	80	269	(228)

Period-end balance	14,463	15,162	15,501	15,612	15,443

Memorandum item:

Non-performing loans	13,493	14,256	14,597	14,731	14,657

Non-performing guarantees given	970	906	904	881	786

(1) Preliminary data.

Structural risks

Liquidity and funding

Liquidity and funding management at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA’s business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:

–

The BBVA Group’s liquidity coverage ratio (LCR) remained comfortably above 100% throughout the year 2022, and stood at 159% as of December 31, 2022. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries is being considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 201%.

–

The net stable funding ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group’s NSFR ratio, stood at 135% as of December 31, 2022.

The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 31-12-22)
	Eurozone (1)	Mexico	Turkey	South America

LCR	186%	199%	185%	All countries >100

NSFR	125%	143%	166%	All countries >100

(1) BBVA, S.A. liquidity management perimeter: Spain + branches of the outside network.

One of the key elements in BBVA’s Group liquidity and funding management is the maintenance of large high quality liquidity buffers in all the geographical areas. In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) accounting to €140.3 billion, among which, 95% correspond to maximum quality assets (LCR Tier 1).

It should be noted that the war in Ukraine has not had a significant impact on the liquidity and financing situation of the BBVA Group units during the year 2022. In addition to the above, the most relevant aspects related to the main geographical areas are the following:

–

BBVA, S.A. has maintained a comfortable position with a large high-quality liquidity buffer. During the year 2022, commercial activity has generated liquidity due to the growth in customer deposits above that of lending activity, especially in the last quarter. In December, the Bank started to repay the TLTRO III program for an amount of €12 billion, corresponding to approximately one third of the total drawdown amount. BBVA’s solid liquidity situation has allowed the Bank to bring forward a part of the maturities while maintaining, in any case, regulatory liquidity metrics well above the established minimums. At the same time, collateral generation activities have been carried out during the year with the issuance of mortgage and regional bonds to be retained for an amount of €2 billion and the creation of two new mortgage

20

securitization funds, the first one for an amount of €12.4 billion, which groups the assets previously held in seven funds, generating an additional collateral of approximately €3 billion; and the second one for an amount of €1.4 billion.

–

In BBVA Mexico, commercial activity has drained liquidity during 2022, supported by the growth in lending activity, that exceeded the growth of customer funds. Despite this, BBVA Mexico continues to hold a comfortable liquidity position, which has contributed to a cost-efficient funding management in an environment of rising rates.

–

In Turkey, in the year 2022, the lending gap in local currency has been reduced, due to a greater growth in deposits than in loans. The lending gap in foreign currency has increased due to reductions in deposits as a result of the mechanism established to encourage Turkish lira deposits, partially offset by lower loans in foreign currency. Garanti BBVA continues to maintain a stable liquidity position with comfortable ratios. For its part, the Central Bank of Turkey has continued to implement measures in order to reduce the dollarization of the economy.

–

In South America, the liquidity situation remains adequate throughout the region. In Argentina, liquidity continues to increase in the system and in BBVA due to a higher growth in deposits than in loans in local currency. In BBVA Colombia, a greater growth in lending activity is shown, compared to the growth in funds, non-compromising the liquidity situation of the bank due to the increase in the collection of longer-term deposits. BBVA Peru maintains solid liquidity levels, thanks to the solid growth of deposits in an environment of reduced local currency lending due to the expiration of loans covered by COVID-19 programs. The recent political instability is not having material impacts in terms of liquidity.

The main wholesale financing transactions carried out by the companies of the BBVA Group are listed below:

In relation to BBVA, S.A., during the year 2022 the following issuances were made:

Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date

Senior non-preferred	Jan-22	1,000	EUR	0.875%	Jan-28	Jan-29

Senior preferred	May-22	1,250	EUR	1.750%	—	Nov-25

Senior preferred	May-22	500	EUR	Euribor 3M + 1%	—	Nov-25

Senior preferred	May-22	100	EUR	1.000%	—	May-24

Senior preferred	Jul-22	865	EUR	Euribor 3M + 0.7%	—	Jul-24

Senior non-preferred	Sep-22	1,000	USD	5.862%	Sep-25	Sep-26

Senior non-preferred	Sep-22	750	USD	6.138%	Sep-27	Sep-28

Senior preferred	Sep-22	1,250	EUR	3.375%	—	Sep-27

Senior preferred (green bond)	Oct-22	1,250	EUR	4.375%	—	Oct-29

Senior preferred	Oct-22	100	EUR	4.250%	—	Oct-34

Senior preferred (green bond)	Nov-22	215	CHF	2.408%	—	Nov-25

Senior preferred (green bond)	Nov-22	210	CHF	2.770%	—	Nov-28

Additionally, in May 2022, the preferred shares eventually convertible into common shares of BBVA (CoCos) issued by BBVA in May 2017 were redeemed early. In June 2022, a securitization of loans for the financing of vehicles was completed for an amount of €1,200m.

In January 2023 BBVA carried out two public bond issuance operations: a senior non-preferred bond for €1,000m with a term of 8 years and an early redemption option in the 7th year at 4.625% and a €1,500m mortgage bond with a term of 4 and a half years at 3.125%.

For its part, on June 21, BBVA Mexico issued a sustainable bond for 10 billion Mexican pesos (€480m, approximately), thus becoming the first private bank to carry out an issue of this type in Mexico, using the TIIE (Balanced Interbank Interest Rate used in Mexico) rate as benchmark.

Garanti BBVA renewed, on June 7, 100% of a syndicated loan indexed to environmental, social and corporate governance (ESG) criteria that consists of two separate tranches of USD 283.5m and €290.5m, both with a maturity of one year. On December 5, Garanti BBVA renewed the second part of a syndicated loan (USD 155m and €239m) with a ratio of 65% according to its strategy and in line with the banks of the peer group. The price was higher than the previous tranche due to market risk (E+400; SOFR 425). Garanti BBVA also provided sustainable funding of USD 75m in 2022.

Lastly, BBVA Colombia closed a financing with the International Finance Corporation (IFC) in November for USD 60m for a 3-year term. This operation joins the USD 200m for a 5-year term signed in June and the USD 40m for a 3-year term signed in September. The use of funds is applied to boost the financing and construction of energy-sustainable buildings and reduce CO2 emissions, among others.

21

Foreign exchange

Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios and the net attributable profit variability to currency fluctuations.

In the year 2022, foreign exchange markets have been influenced by the central banks’ actions to control inflation -aggravated by the war in Ukraine- and the political uncertainties in some countries. This context has benefited the U.S. dollar, which has appreciated 6.2% against a euro, which was particularly penalized until October. The currencies of Latin America have presented an uneven performance in the year 2022. The Mexican peso and the Peruvian sol appreciated by 11.0% against the euro, and the Chilean peso by 4.4%. For its part, the Argentine peso accumulated a depreciation of 38.3% and the Colombian peso of 12.1%. With regard to the Turkish lira, the high inflation environment and the very lax monetary policies continue to negatively affect the currency, losing a 23.7% against the euro during the year.

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
		Δ % on	Δ % on		Δ % on
	31-12-22	31-12-21	30-09-22	2022	2021
U.S. dollar	1.0666	6.2	(8.6)	1.0532	12.3

Mexican peso	20.8560	11.0	(5.8)	21.1889	13.2

Turkish lira (1)	19.9649	(23.7)	(9.4)	—	—

Peruvian sol	4.0572	11.0	(4.6)	4.0309	13.8

Argentine peso (1)	188.51	(38.3)	(23.9)	—	—

Chilean peso	916.75	4.4	2.7	917.69	(2.2)

Colombian peso	5,130.56	(12.1)	(13.9)	4,469.08	(0.9)

(1) According to IAS 21 “The effects of changes in foreign exchange rates”, the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.

In relation to the hedging of the capital ratios, BBVA covers, in aggregate, 70% of its subsidiaries capital excess. The sensitivity of the Group’s CET1 fully-loaded ratio to 10% depreciations in major currencies is estimated at: +19 basis points for the U.S. dollar, -5 basis points for the Mexican peso and -5 basis points for the Turkish lira. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends on its expected future evolution, the costs and the relevance of the incomes related to the Group’s results as a whole.

Interest rate

Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), in order to analyze the potential impact that could derive from a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year to take into account any changes in observed behavior.

At the aggregate level, BBVA continues to maintain a moderate risk profile, in accordance with the established objective, showing positive sensitivity toward interest rate increases in the net interest income.

Regarding relevant events in financial markets, the ECB, with the aim of curbing inflation, began the process of raising interest rates in July 2022, with a 250 basis points increase in the year. Although additional increases are expected in 2023 if inflation remains at high levels. For its part, the FED accumulates 425 basis points increase in 2022. Regarding fixed-income markets, the valuations were affected by the strong general increase of the interest rates and the widening of risk premiums, in line with the inflation estimation, which is expected to continue above the reference levels. The Spanish and Italian debt spreads deteriorate with widening compared to the German curve, especially in Italy. With regard to Mexico and South America, similar flattening moves to those of the United States, continuing with the rate hikes cycle. For its part, Turkey has set the monetary policy rate at 9.0%, making successive cuts of 500 basis points between August and November of 2022.

By area, the main features are:

–

Spain has a balance sheet characterized by a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedging for the balance sheet, mitigating its sensitivity to interest rate fluctuations. The balance sheet interest rate risk profile remained stable during the year, with Spain as the franchise with the highest positive sensitivity to rates in the Group.

On the other hand, as mentioned, at the end of December 2022 the ECB set the benchmark interest rate at 2.5%, held the marginal deposit facility rate at 2.0% and the marginal loan facility rate at 2.75%. Thus, the European benchmark interest rates (Euribor) showed significant increases in the year. In this regard, customer spread is starting to benefit from interest rate hikes, expected to continue in the coming quarters.

22

–

Mexico continues to show a balance between fixed and variable interest rates balances, which represents a limited sensitivity to interest rates fluctuations. In terms of assets that are most sensitive to interest rate fluctuations, the commercial portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. With regard to the customer funds, the high proportion of non-interest bearing deposits should be highlighted, which are insensitive to interest rate movements. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. The monetary policy rate stands at 10,50%, 500 basis points above the end-of-year level of 2021. Regarding client spread, there has been improvement so far in 2022, favored by both the contained cost of deposits and the positive evolution of yield on loan.

–

In Turkey, the sensitivity of loans, which are mostly fixed-rate but with relatively short maturities, and the ALCO portfolio balance the sensitivity of deposits on the liability side. The interest rate risk is thus limited, both in Turkish lira and in foreign currencies. However, the economic value risk increases in 2022 mainly due to the compulsory purchases of bonds required by the local supervisor. Customer spread improved in 2022 due to the lower cost of deposits.

–

In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, in balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of risk. Regarding the benchmark rates of the central banks of Peru and Colombia, they rose the interest rates by 500 and 900 basis points, respectively, in 2022. Customer spreads improved in Peru, impacted by an interest rates hikes environment, while falling in Colombia, affected by the highest increase in the cost of deposits derived from a faster liabilities repricing than assets repricing as a result of a sharp interest rates hikes.

INTEREST RATES (PERCENTAGE)

	31-12-22	30-09-22	30-06-22	31-03-22	31-12-21	30-09-21	30-06-21	31-03-21
Official ECB rate	2.50	1.25	0.00	0.00	0.00	0.00	0.00	0.00

Euribor 3 months (1)	2.06	1.01	(0.24)	(0.50)	(0.58)	(0.55)	(0.54)	(0.54)

Euribor 1 year (1)	3.02	2.23	0.85	(0.24)	(0.50)	(0.49)	(0.48)	(0.49)

USA Federal rates	4.50	3.25	1.75	0.50	0.25	0.25	0.25	0.25

TIIE (Mexico)	10.50	9.25	7.75	6.50	5.50	4.75	4.25	4.00

CBRT (Turkey)	9.00	12.00	14.00	14.00	14.00	18.00	19.00	19.00

(1) Calculated as the month average.

23

Business areas

This section presents the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.

The structure of the business areas reported by the BBVA Group as of December 31, 2022, is identical with the one presented at the end of 2021.

The composition of BBVA Group’s business areas is summarized below:

–

Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country, including the proportional share of the results of the company arisen from the bancassurance agreement reached with Allianz at the end of 2020.

–	Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its agency in Houston.

–	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

–	South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.

–	Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and BBVA’s branches in Asia.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as such portfolios and assets’ funding. Additionally, the results obtained by BBVA USA and the rest of the companies included in the sale agreement to PNC until the closing of the transaction on June 1, 2021, are presented in a single line of the income statements called “Profit (loss) after taxes from discontinued operations”. Finally, the costs related to the BBVA, S.A. restructuring process carried out in Spain during the first half of the year 2021, are included in this aggregate and are recorded in the line “Net cost related to the restructuring process”.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business areas is based on units at the lowest level and/or companies that make up the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity. With regard to the information of the business areas, in the first quarter of 2022 the Group changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas, therefore, to ensure that year-on-year comparisons are homogeneous, the figures corresponding to the financial year 2021 have been restated, which did not affect the consolidated financial information of the Group. Also in the first quarter of 2022, an equity team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this relocation from the Spain area to the Rest of Business area.

Regarding the shareholders’ funds allocation, in the business areas, a capital allocation system based on the consumed regulatory capital is used.

Finally, it should be noted that, as usual, in the case of the different business areas, that is, Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.

GROSS INCOME (1), OPERATING INCOME (1) AND NET ATTRIBUTABLE PROFIT (1) BREAKDOWN (PERCENTAGE. 2022)

24

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center

2022

Net interest income	19,153	3,784	8,378	2,631	4,137	332	19,263	(109)

Gross income	24,890	6,145	10,839	3,185	4,261	790	25,219	(329)

Operating income	14,130	3,226	7,406	2,119	2,284	276	15,311	(1,181)

Profit (loss) before tax	10,490	2,625	5,690	1,644	1,429	277	11,665	(1,175)

Net attributable profit (loss) excluding non-recurring impacts (1)	6,621	1,879	4,182	509	734	240	7,544	(922)

Net attributable profit (loss)	6,420	1,678	4,182	509	734	240	7,342	(922)

2021 (2)

Net interest income	14,686	3,501	5,836	2,370	2,859	283	14,849	(163)

Gross income	21,066	5,890	7,603	3,422	3,162	776	20,854	212

Operating income	11,536	2,847	4,921	2,412	1,639	323	12,143	(607)

Profit (loss) before tax	8,240	2,075	3,505	1,952	940	346	8,817	(577)

Net attributable profit (loss) excluding non-recurring impacts (1)	5,069	1,548	2,551	739	476	276	5,590	(522)

Net attributable profit (loss)	4,653	1,548	2,551	739	476	276	5,590	(938)

(1) Non-recurring impacts include: (I) the net impact arisen from the purchase of offices in Spain in 2022; (II) the net costs related to the restructuring process; and (III) the profit (loss) after tax from discontinued operations derived from the sale of BBVA USA and the rest of the companies in the United States to PNC on June 1, 2021.

(2) Restated balances.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Σ Business areas	Corporate Center	Deletions

31-12-22

Loans and advances to customers	358,023	174,031	71,754	37,443	38,526	37,375	359,128	278	(1,383)

Deposits from customers	393,856	220,471	77,750	46,339	40,042	9,827	394,430	187	(760)

Off-balance sheet funds	150,172	86,759	38,196	6,936	17,760	520	150,170	2	—

Total assets/liabilities and equity	713,140	427,193	143,405	66,043	62,067	49,952	748,660	22,719	(58,239)

RWAs	337,102	114,474	71,738	56,275	46,834	35,064	324,385	12,718	—

31-12-21

Loans and advances to customers	318,939	171,081	55,809	31,414	34,608	26,965	319,877	1,006	(1,945)

Deposits from customers	349,761	206,663	64,003	38,341	36,340	6,266	351,613	175	(2,027)

Off-balance sheet funds	147,192	94,095	32,380	3,895	16,223	597	147,190	2	—

Total assets/liabilities and equity	662,885	413,430	118,106	56,245	56,124	40,328	684,233	30,835	(52,182)

RWAs	307,795	113,797	64,573	49,718	43,334	29,280	300,703	7,092	—

25

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

26

Spain

Highlights

•	Lending growth in the most profitable segments in 2022

•	Double-digit operating income growth

•	Significant improvement in efficiency in the year

•	Solid risk indicators, with a reduction of both the non-performing loans balance and the NPL ratio in 2022

BUSINESS ACTIVITY (1) (VARIATION COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

27

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2022	Δ %	2021 (1)

Net interest income	3,784	8.1	3,501

Net fees and commissions	2,156	(1.8)	2,195

Net trading income	396	30.1	304

Other operating income and expenses	(191)	75.1	(109)

Of which: Insurance activities (2)	378	5.8	357

Gross income	6,145	4.3	5,890

Operating expenses	(2,919)	(4.1)	(3,043)

Personnel expenses	(1,608)	(7.4)	(1,738)

Other administrative expenses	(907)	3.7	(875)

Depreciation	(404)	(6.3)	(431)

Operating income	3,226	13.3	2,847

Impairment on financial assets not measured at fair value through profit or loss	(522)	4.0	(503)

Provisions or reversal of provisions and other results	(78)	(71.2)	(270)

Profit (loss) before tax	2,625	26.6	2,075

Income tax	(743)	41.8	(524)

Profit (loss) for the period	1,882	21.4	1,551

Non-controlling interests	(3)	38.3	(2)

Net attributable profit (loss) excluding non-recurring impacts	1,879	21.4	1,548

Net impact arisen from the purchase of offices in Spain	(201)	—	—

Net attributable profit (loss)	1,678	8.4	1,548
(1) Restated balances. For more information, please refer to the “Business Areas” section.

(2) Includes premiums received net of estimated technical insurance reserves.

Balance sheets	31-12-22	Δ %	31-12-21

Cash, cash balances at central banks and other demand deposits	49,185	86.4	26,386

Financial assets designated at fair value	126,413	(13.1)	145,546

Of which: Loans and advances	41,926	(17.2)	50,633

Financial assets at amortized cost	204,588	2.5	199,646

Of which: Loans and advances to customers	174,031	1.7	171,081

Inter-area positions	38,924	14.6	33,972

Tangible assets	2,990	18.0	2,534

Other assets	5,093	(4.7)	5,346

Total assets/liabilities and equity	427,193	3.3	413,430

Financial liabilities held for trading and designated at fair value through profit or loss	84,619	4.0	81,376

Deposits from central banks and credit institutions	51,702	(5.6)	54,759

Deposits from customers	220,471	6.7	206,663

Debt certificates	40,782	6.7	38,224

Inter-area positions	—	—	—

Other liabilities	16,495	(10.4)	18,406

Regulatory capital allocated	13,123	(6.3)	14,002

Relevant business indicators	31-12-22	Δ %	31-12-21

Performing loans and advances to customers under management (1)	171,268	1.8	168,235

Non-performing loans	7,891	(6.6)	8,450

Customer deposits under management (1)	219,592	6.6	205,908

Off-balance sheet funds (2)	86,759	(7.8)	94,095

Risk-weighted assets	114,474	0.6	113,797

Efficiency ratio (%)	47.5		51.7

NPL ratio (%)	3.9		4.2

NPL coverage ratio (%)	61		62

Cost of risk (%)	0.28		0.30

(1) Excluding repos.

(2) Includes mutual funds, customer portfolios and pension funds.

28

Macro and industry trends

Despite the war in Ukraine and the ongoing tightening of monetary conditions, economic activity continued to show dynamism in the second half of 2022. Inflation displayed recent signs of deceleration, in line with lower energy prices, favored by expectations that current gas inventories are high enough to avoid a shortage in the winter of 2022-23. Spain’s GDP increased by 5.5% in 2022, ninety basis points above BBVA Research’s forecast. The interest rate hikes by the ECB, disruptions in the gas market and the global and European slowdown are expected to moderate the economy, and GDP growth in 2023 would be around 1.4%, 0.2 percentage points higher than previously expected by BBVA Research. Inflation, which ended the year at 5.7% after breaching the 10.0% threshold at the mid-year, will moderate to around 3.5% in the 2023 average, which is still above the ECB’s 2% target.

As for the banking sector, based on data as of the end of November 2022, the volume of credit to the private sector remained stable, with a slight growth of 0.4% year-on-year. This was mainly driven by mortgages and credit to non-real estate businesses. Customer deposits (demand and time) grew by 2.8% year-on-year at the end of November 2022. For the time being, no transfers to time deposits has been observed. The NPL ratio continued to decline, reaching 3.68% in November 2022, 61 basis points lower than in the same month of 2021. The system also maintains comfortable solvency and liquidity levels.

Activity

The most relevant aspects related to the area’s activity during 2022 were:

–

Lending activity increased in the year (+1.8% compared to the end of 2021), largely supported by the growth of business segments, especially SMEs (+11.0%) and corporate loans (+8.4%), as well as higher consumer balances (+9.1%, including credit cards).

–

Total customer funds recorded a variation of +2.1%, which represents balances, for the first time in the last twelve months, above the end of 2021, with uneven performance by product: customer deposits under management increased by 6.6% in 2022, with growth in demand deposits and, to a lesser extent, in time deposits -no transfers from demand to time deposits currently observed-. For its part, off-balance sheet funds (mutual and pension funds) declined by 7.8% weighed down by the evolution of the markets in 2022.

Related to activity during the last quarter of the year, it should be noted:

–

The lending activity balance decreased by 1.3 compared to the close of September, mainly due to a lower volume of corporate and investment banking operations. This was partially offset by the dynamism in consumer loans (+3.4% including credit cards) and SMEs (+1.4%), which continue to show solid growth in the quarter.

–

With regard to asset quality, the NPL ratio remained stable at 3.9%, with a reduction in the non-performing loans balance in the quarter, affected by a portfolio sale, and the coverage ratio decreased in the quarter to 61%, impacted by the previously mentioned sale.

–	Total customer funds increased by 3.0% in the last quarter of the year. By product, growth in both demand and time deposits and, to a lesser extent, in off-balance sheet funds.

Results

Spain generated a net attributable profit of €1,678m in the year 2022, up 8.4% from the result achieved in the previous year, due to the dynamism of net interest income and the higher net trading income (NTI), which together with lower operating expenses and provisions, have driven the year-on-year evolution. This result includes the net impact of €-201m from the purchase of offices from Merlin, recorded in the second quarter of the year. Excluding this impact, the cumulative net attributable profit of the area at the end of the year 2022 stands at €1,879m, 21.4% above the net attributable profit of the previous year.

The most notable aspects of the year-on-year changes in the area’s income statement at the end of December 2022 were:

–	Net interest income registered an increase of 8.1%, supported by the improvement in customer spread, in an environment of rising interest rates, and the activity growth.

–

Net fees and commissions were lower than in the previous year (-1.8%), affected by the lower asset management commissions contribution, which were impacted by the market evolution during the year 2022.

–	NTI stood a 30.1% above the one achieved in the same period of the previous year, mainly due to the greater contribution of the Global Markets unit.

–

The other operating income and expenses line compares negatively to the previous year, mainly due to the higher contribution to the Single Resolution Fund (hereinafter, FUR, for its acronym in Spanish) and Deposit Guarantee Fund (hereinafter, FGD, for its acronym in Spanish), which was partially offset by the good performance of the insurance business (+5.8%).

–	Decrease in operating expenses (-4.1%), mainly due to lower personnel expenses, as a result of the restructuring process in 2021.

–	As a result of gross income growth and the declined expenses, the efficiency ratio stood at 47.5%, representing a significant improvement compared to the 51.7% recorded at the end of December 2021.

29

–

Impairment on financial assets was 4.0% above the one recorded in 2021, due to the provisions increase in debt securities portfolio (release in 2021), which were partially offset by slightly lower loan-loss provisions. As a result, the accumulated cost of risk at the end of December 2022 stood at 0.28%, below the 0.30% at the end of December 2021. In the fourth quarter, in addition to the recurring flows own needs, loan loss provisioning in the quarter includes the effects of the updated macroeconomic estimated forecasts, affected by the war in Ukraine impact, the energy costs, and the interest rates evolution and the inflation on expected losses, as well as the recording of additional provisions in certain portfolios and sectors most vulnerable to the current macroeconomic environment. The aforementioned explains the accumulated cost of risk increase compared to the third quarter of the year.

–

The provisions and other results line closed the year 2022 at €-78m, which compares very positively with last year, due to, among other factors, the provisions update in 2022 for pensions and other personnel commitments.

In the fourth quarter of 2022, Spain generated a net attributable profit of €365m, a -27.5% compared to the previous quarter. The evolution is marked by the contribution to the FGD made during the last three months of 2022, which offset the favorable evolution of the net interest income and NTI due to the higher ALCO portfolios contribution. For its part, the operating expenses increased as a result of the variable remuneration improvement, in line with the area’s performance in 2022, as well as the loan-loss provisions also increased, as previously mentioned.

30

Mexico

Highlights

•	Balanced and double-digit growth in both the wholesale and retail portfolio in the year

•	Very positive performance of recurring income due to increased activity and improved customer spreads

•	Risk indicators improvement and outstanding performance of the efficiency ratio

•	Constant increase in the quarterly net attributable profit

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +50.5%.	(1) At current exchange rate: +63.9%.

31

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2022	Δ %	Δ % (1)	2021 (2)

Net interest income	8,378	43.6	26.8	5,836

Net fees and commissions	1,621	33.9	18.3	1,211

Net trading income	439	19.9	5.9	366

Other operating income and expenses	400	110.9	86.3	190

Gross income	10,839	42.6	25.9	7,603

Operating expenses	(3,432)	28.0	13.0	(2,682)

Personnel expenses	(1,576)	31.4	16.1	(1,199)

Other administrative expenses	(1,459)	26.0	11.3	(1,157)

Depreciation	(398)	22.0	7.8	(326)

Operating income	7,406	50.5	33.0	4,921

Impairment on financial assets not measured at fair value through profit or loss	(1,693)	17.5	3.8	(1,440)

Provisions or reversal of provisions and other results	(24)	n.s.	n.s.	24

Profit (loss) before tax	5,690	62.3	43.4	3,505

Income tax	(1,507)	58.1	39.7	(953)

Profit (loss) for the period	4,182	63.9	44.8	2,552

Non-controlling interests	(1)	60.7	42.0	(0)

Net attributable profit (loss)	4,182	63.9	44.8	2,551
(1) At constant exchange rate.

(2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-22	Δ %	Δ% (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	13,228	1.9	(8.2)	12,985

Financial assets designated at fair value	40,356	14.9	3.5	35,126

Of which: Loans and advances	1,507	80.4	62.6	835

Financial assets at amortized cost	84,465	29.3	16.5	65,311

Of which: Loans and advances to customers	71,754	28.6	15.9	55,809

Tangible assets	1,969	13.8	2.5	1,731

Other assets	3,387	14.7	3.4	2,953

Total assets/liabilities and equity	143,405	21.4	9.4	118,106

Financial liabilities held for trading and designated at fair value through profit or loss	25,840	30.2	17.3	19,843

Deposits from central banks and credit institutions	4,402	34.7	21.4	3,268

Deposits from customers	77,750	21.5	9.5	64,003

Debt certificates	7,758	(2.8)	(12.4)	7,984

Other liabilities	17,825	13.0	1.8	15,779

Regulatory capital allocated	9,831	36.0	22.6	7,229

Relevant business indicators	31-12-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	72,311	29.3	16.5	55,926

Non-performing loans	1,939	0.9	(9.0)	1,921

Customer deposits under management (2)	76,785	21.2	9.2	63,349

Off-balance sheet funds (3)	38,196	18.0	6.3	32,380

Risk-weighted assets	71,738	11.1	0.1	64,573

Efficiency ratio (%)	31.7			35.3

NPL ratio (%)	2.5			3.2

NPL coverage ratio (%)	129			106

Cost of risk (%)	2.47			2.67

 (1) At constant exchange rate.

 (2) Excluding repos.

 (3) Includes mutual funds, customer portfolios and other off-balance sheet funds.

32

Macro and industry trends

Economic growth surprised on the upside in the second half of 2022, maintaining the relative dynamism observed in the first half of the year. The GDP growth for the year would reach around 3.0%, according to BBVA Research (one percentage point above the previous forecast). The outlook for economic activity in 2023 remains moderate: the GDP is expected to grow by 0.6% in 2023 (unchanged from the previous forecast). The slowdown in the United States economy, the high inflation —which stood at 7.8% at the end of 2022 and could average around 5.1% in 2023— and the high central bank interest rates, which could soon reach 10.75%, will foreseeably contribute to the slowdown in economic growth.

As for the banking system, with data as of the end of November 2022, the lending volume increased by 12.8% year-on-year, with a greater boost from the consumer portfolio (+17.5%) relative to mortgages and businesses (+12.0% and +11.3%, respectively). Total deposits growth moderated slightly to 8.8% year-on-year in November 2022, highlighting the incipient shift towards time deposits (+11.1% year-on-year). The industry’s non-performing loans remained stable at around 2.35% in November 2022. Capital ratios are comfortable.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in the year 2022 were:

–

Lending activity (performing loans under management) grew 16.5% between January and December 2022, with balanced growth in the wholesale portfolio and retail portfolio. The wholesale portfolio, which includes larger companies and the public sector, recorded a growth of 15.7%, due to commercial efforts to attract and retain new customers. For its part, the retail segment accelerated its rate of growth to 15.3%. Within this segment, consumer loans (+16.0%), mortgage loans (+11.2%), and credit cards (+20.7%) stood out, with an outstanding evolution of the latter in the fourth quarter. The aforementioned has supported a stable composition in lending activity, with a balanced distribution in lending between wholesale portfolio and retail portfolio.

–

Customer deposits under management increased during the year 2022 (+9.2%). This performance is explained by both the growth in time deposits and demand deposits. For its part, off-balance sheet funds grew at a rate of 6.3% between January and December 2022.

The most relevant evolution of the area’s activity in the fourth quarter of 2022 has been:

–

Lending activity increased by 3.5%, with a balanced growth rate in both segments above 3%. In the wholesale segment, the dynamism of loans to government institutions stood out (+10.4%) and, within the retail segment, consumer and credit card portfolios stood out, which benefited from the incentive campaign for closing of the year (“Buen Fin”).

–

With regard to the asset quality indicators, the NPL ratio remained stable at 2.5% at the end of December 2022, in line with the previous quarter (-3 basis points), as a result of a generalized increase in activity. For its part, the NPL coverage ratio stood at 129% at the end of December 2022, which represents a decrease during the quarter, but a significant increase compared to the end of the previous year .

–	Total funds under management increased (+5.5%) with growth in both customer deposits and in mutual funds, highlighting the dynamism of demand deposits (+9.4%).

Results

In Mexico, BBVA achieved a net attributable profit of €4,182m during 2022, representing an increase of 44.8% compared to the year 2021, mainly as a result of the increase in recurring income (net interest income and commissions), due to the strong dynamism of lending activity and the continued improvement in customer spreads, which more than offset the expenses increase in a context of growth and strong activity. For its part, loan-loss provisions remained contained in the year.

The most relevant aspects of the year-on-year changes in the income statement at the end of December 2022 are summarized below:

–

Net interest income increased by 26.8%, due to the strong dynamism of lending activity and the effective pricing management, in a context of rising interest rates, with a higher loan yield and a contained cost of deposits in the year.

–	Net fees and commissions increased by 18.3% thanks to the higher level of transactions by customers, especially on credit cards, as well as income derived from mutual funds management.

–	NTI increased by 5.9%, mainly due to the good results of the Global Markets unit and the foreign exchange operations.

–

The other operating income and expenses line recorded a growth of 86.3%, due to higher results of the insurance business as result of the activity dynamism, as well as the release of provisions in a context of rising interest rates.

–

Operating expenses increase (+13.0%), mainly due to higher personnel expenses, impacted by wages increases in a context of higher inflation, and higher incentives to sales position and higher variable remuneration in a context of strong growth of activity. The general expenses line also increased, in an environment of rising prices where certain expenses are indexed to inflation, as well as by higher marketing and technology expenses. Notwithstanding the above, there was significant improvement of 361 basis points in the efficiency ratio, which stood at 31.7% compared to 35.3% recorded twelve months earlier.

–

Slight increase in the impairment on financial assets line in the year (+3.8%), mainly due to higher loan loss-provisions in the retail portfolio in a higher growth environment. However, the cumulative cost of risk, at the end of December 2022 stood at 2.47%, still below that recorded twelve months earlier.

In the quarter, excluding the exchange rate effect, BBVA Mexico generated a net attributable profit of €1,167m, a growth of 5.1% compared to the previous quarter. This result was driven by the good performance of the net interest income (+8.5%), which benefited again from the improved customer spread and was partially offset by the increase in operating expenses, mainly due to higher personnel expenses, which include an increase of the variable remuneration to employees, and higher tax expenses, in line with the area’s results evolution.

33

Turkey

Highlights

●	Acceleration of local currency portfolio and reduction of exposure to foreign currency portfolios

●	Lower hyperinflation adjustment in the quarter

●	Strength of risk indicators

●	Quarterly growth in net attributable profit

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: -12.2%.	(1) At current exchange rate: -31.0%.

34

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2022	Δ %	Δ% (1)	2021 (2)

Net interest income	2,631	11.0	110.9	2,370

Net fees and commissions	587	4.0	97.5	564

Net trading income	741	79.4	240.9	413

Other operating income and expenses	(774)	n.s.	n.s.	74

Gross income	3,185	(6.9)	76.9	3,422

Operating expenses	(1,067)	5.6	100.7	(1,010)

Personnel expenses	(593)	—	90.0	(593)

Other administrative expenses	(345)	15.8	120.0	(298)

Depreciation	(129)	8.6	106.4	(118)

Operating income	2,119	(12.2)	66.9	2,412

Impairment on financial assets not measured at fair value through profit or loss	(387)	(21.8)	48.7	(494)

Provisions or reversal of provisions and other results	(88)	n.s.	n.s.	33

Profit (loss) before tax	1,644	(15.8)	60.1	1,952

Income tax	(1,105)	143.1	n.s.	(455)

Profit (loss) for the period	538	(64.0)	(31.6)	1,497

Non-controlling interests	(29)	(96.2)	(92.7)	(758)

Net attributable profit (loss)	509	(31.0)	31.0	739

(1) At constant exchange rate.

(2) Restated balances due to reallocation of some technology expenses. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-22	Δ %	Δ% (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	6,061	(21.9)	2.3	7,764

Financial assets designated at fair value	5,203	(1.6)	28.9	5,289

Of which: Loans and advances	3	(99.0)	(98.7)	295

Financial assets at amortized cost	51,621	24.3	62.9	41,544

Of which: Loans and advances to customers	37,443	19.2	56.2	31,414

Tangible assets	1,213	94.6	155.0	623

Other assets	1,944	89.8	148.7	1,025

Total assets/liabilities and equity	66,043	17.4	53.9	56,245

Financial liabilities held for trading and designated at fair value through profit or loss	2,138	(5.9)	23.3	2,272

Deposits from central banks and credit institutions	2,872	(29.7)	(7.9)	4,087

Deposits from customers	46,339	20.9	58.4	38,341

Debt certificates	3,236	(10.6)	17.2	3,618

Other liabilities	4,748	119.2	187.3	2,166

Regulatory capital allocated	6,711	16.5	52.7	5,761

Relevant business indicators	31-12-22	Δ %	Δ% (1)	31-12-21

Performing loans and advances to customers under management (2)	37,191	21.5	59.2	30,610

Non-performing loans	2,597	(13.3)	13.7	2,995

Customer deposits under management (2)	45,592	18.9	55.9	38,335

Off-balance sheet funds (3)	6,936	78.1	133.4	3,895

Risk-weighted assets	56,275	13.2	48.3	49,718

Efficiency ratio (%)	33.5			29.5

NPL ratio (%)	5.1			7.1

NPL coverage ratio (%)	90			75

Cost of risk (%)	0.94			1.33

(1) At constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds and pension funds.

35

Macro and industry trends

After surprising on the upside in the first half of the year, against a context of increasing fiscal and monetary stimulus, economic activity lost dynamism in the second half of the year. Thus, BBVA Research expects GDP growth in 2022 to be 5.5%, half a percentage point lower than forecast three months ago. The relative strength of demand, high commodity prices and the sharp depreciation of the Turkish lira in a context of negative interest rates in real terms (even more so after the interest rate cuts announced by the central bank) contributed to keeping inflation at particularly elevated levels (64.3% in December). According to BBVA Research estimates, growth could slow to 3.0% in 2023 (five tenths of a percentage point lower than the previous forecast), therefore reducing inflationary pressure and external accounts. However, the economic environment is highly unstable due to the combination of high inflation, very negative real interest rates, economic policy uncertainty, pressure on the Turkish lira, high external finance needs and the current global and regional context.

As for the Turkish banking industry, looking at data as of November 2022 in which the effect of inflation remains clear, the total volume of lending in the system increased by 54.1% year-on-year, a moderation compared to previous months. The stock of credit continued to be driven by the rise of consumer loans (+67.6% year-on-year) while credit to businesses grew slightly less (+53.4% year-on-year). Total deposits slowed down, especially demand deposits, after growing by 62.8% year-on-year in November 2022. The growth in Turkish lira deposits accelerated (+120.5%) while dollar deposits grew far more slowly (+30.0%), reducing dollarization to 47% by the end of 2022 (versus 65% at the end of 2021, boosted by the regulatory measures announced during the year to promote the growth of deposits in Turkish lira). As for the system’s NPL ratio, it stood at 2.16% as of November 2022 (106 basis points lower than in the same month of 2021).

Unless expressly stated otherwise, all comments below on rates of changes for both activity and income, will be presented at constant exchange rates. For the conversion of these figures, the exchange rate as of December 31, 2022 is used. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the year 2022 were:

–

Lending activity (performing loans under management) increased by 59.2% between January and December 2022, driven by the growth in Turkish lira loans (+79.5%). This growth was mainly supported by the performance of credit cards, commercial loans and, to a lesser extent, consumer loans. Regarding foreign currency loans (in U.S. dollars), the deleveraging continues (-16.3%).

–

Customer deposits (70% of the area’s total liabilities as of December 31, 2022) remained the main source of funding for the balance sheet and increased by 55.9%. Noteworthy is the positive performance of Turkish lira time deposits (+141.8%), which represent a 72.9% of total customer deposits in local currency, as well as demand deposits (+123.3%). Balances deposited in foreign currency (in U.S. dollars) continued their downward path and decreased by 22.8%, with transfers from foreign currency time deposits to Turkish lira time deposits observed under a foreign exchange protection scheme. For its part, off-balance sheet funds grew by 133.4%.

The most relevant evolution of the area’s activity in the fourth quarter of 2022 has been:

–	Lending activity was above the previous quarter (+12.4%), with a favorable evolution of the Turkish lira loans, highlighting credit cards (+30.4%) and consumer loans (+23.1%).

–

In terms of asset quality, the NPL ratio decreased by 52 basis points compared to the rate reached at the end of September 2022 to 5.1%, due to the increase in loans in Turkish lira, together with a slight decline in NPL balance, where recoveries have offset new inflows. The NPL coverage ratio improved in the quarter to 90% as of December 31, 2022.

–

Total funds under management showed a positive quarterly evolution (+9.9%), highlighting the growth of time deposits (+28.8%) and the dynamism of demand deposits (+25.6%), in local currency, as well as the growth of off-balance sheet funds (+37.5%).

Results

Turkey generated a net attributable profit of €509m in the year 2022. This result includes the impact of hyperinflation accounting in Turkey, with effect from January 1, 2022, which includes, among others, the loss of the net monetary position for a gross amount of €2,323m, partially offset by the gross impact of income from inflation-linked bonds (CPI linkers) of €1,490m, both recorded in the “Other operating income and expenses” line, as well as the impact of applying the period-end exchange rate as of December 31, 2022. These results are not comparable with those from the year 2021, as accounting for hyperinflation has been applied since January 1, 2022.

The most significant aspects of the quarterly evolution in the area’s income statement were:

–	Net interest income recorded a growth of 4.9% during the last quarter of the year, due to higher Turkish lira loan volumes, which offset the quarterly decline in customer spread.

–	Net fees and commissions increased by 11.5%, mainly driven by the positive performance in payment systems, money transfers and brokerage activity.

–	Income from NTI was slightly above the third quarter (+3.0%), mainly due to higher gains from currency positions and portfolio sales in the last quarter.

–

Other operating income and expenses line includes, among others, the aforementioned loss in the value of the net monetary position due to the country’s inflation rate, which was lower than that of the previous quarter. It should be noted that said loss is partially offset by the income derived from inflation-linked bonds (CPI linkers), which were higher in relation to those obtained in the third quarter of 2022.

–	Operating expenses increased (+19.4%), mainly due to higher general expenses, highlighting the IT- related costs.

36

–

Impairment on financial assets increased by 14.4%, mainly due to the deterioration of macroeconomic scenario. For its part, the accumulated cost of risk at the end of December 2022 recorded a slight increase to 0.94% from the 0.89% accumulated at the end of the previous quarter, but below the 1.33% registered at the end of the last year.

–	The provisions and other results line closed December 2022 with a lower loss than the previous quarter, mainly due to the real estate revaluation in the last quarter.

37

South America

Highlights

●	Growth in lending activity and customer funds

●	NPL and NPL coverage ratio improvement in the quarter

●	Favorable behavior of recurring income in the quarter

●	Improvement of the efficiency ratio

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +39.3%.	(1) At current exchange rates: +54.4%.

38

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2022	Δ %	Δ % (1)	2021 (2)

Net interest income	4,137	44.7	57.7	2,859

Net fees and commissions	778	32.2	38.7	589

Net trading income	447	37.7	40.9	324

Other operating income and expenses	(1,102)	80.4	94.9	(611)

Gross income	4,261	34.8	45.1	3,162

Operating expenses	(1,977)	29.8	39.2	(1,522)

Personnel expenses	(947)	30.7	40.5	(724)

Other administrative expenses	(860)	31.7	43.6	(653)

Depreciation	(170)	17.3	15.9	(145)

Operating income	2,284	39.3	50.5	1,639

Impairment on financial assets not measured at fair value through profit or loss	(762)	22.4	21.9	(622)

Provisions or reversal of provisions and other results	(94)	21.8	23.4	(77)

Profit (loss) before tax	1,429	52.0	74.9	940

Income tax	(345)	23.0	39.7	(281)

Profit (loss) for the period	1,083	64.3	90.2	659

Non-controlling interests	(349)	90.1	115.9	(184)

Net attributable profit (loss)	734	54.4	80.0	476

(1) At constant exchange rates. (2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-22	Δ %	Δ % (1)	31-12-21
Cash, cash balances at central banks and other demand deposits	7,695	(10.0)	(4.7)	8,549
Financial assets designated at fair value	10,563	47.2	56.3	7,175
Of which: Loans and advances	152	(3.3)	10.0	157
Financial assets at amortized cost	40,755	8.0	11.6	37,747
Of which: Loans and advances to customers	38,526	11.3	13.4	34,608
Tangible assets	1,088	21.6	24.5	895
Other assets	1,966	11.8	20.0	1,758

Total assets/liabilities and equity	62,067	10.6	15.3	56,124
Financial liabilities held for trading and designated at fair value through profit or loss	2,813	49.4	62.0	1,884
Deposits from central banks and credit institutions	5,610	2.0	(4.3)	5,501
Deposits from customers	40,042	10.2	15.7	36,340
Debt certificates	2,956	(8.0)	(8.1)	3,215
Other liabilities	4,770	13.4	30.7	4,207
Regulatory capital allocated	5,874	18.0	23.0	4,977

Relevant business indicators	31-12-22	Δ %	Δ % (1)	31-12-21
Performing loans and advances to customers under management (2)	38,566	11.5	13.7	34,583
Non-performing loans	1,835	1.3	1.3	1,813
Customer deposits under management (3)	40,074	10.2	15.7	36,364
Off-balance sheet funds (4)	17,760	9.5	10.3	16,223
Risk-weighted assets	46,834	8.1	12.6	43,334
Efficiency ratio (%)	46.4			48.2
NPL ratio (%)	4.1			4.5
NPL coverage ratio (%)	101			99
Cost of risk (%)	1.69			1.65

(1) At constant exchange rates.

(2) Excluding repos.

(3) Excluding repos and including specific marketable debt securities.

(4) Includes mutual funds, customer portfolios in Colombia and Peru and pension funds.

39

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)
	Operating income				Net attributable profit (loss)
Country	2022	Δ %	Δ % (1)	2021 (2)	2022	Δ %	Δ % (1)	2021 (2)
Argentina	468	84.4	n.s.	254	185	218.0	n.s.	58

Colombia	605	7.8	8.9	561	238	6.6	7.6	223

Peru	932	37.3	20.7	679	206	74.3	53.1	118

Other countries (3)	279	91.6	82.8	145	106	38.3	32.6	76

Total	2,284	39.3	50.5	1,639	734	54.4	80.0	476

(1) Figures at constant exchange rates.

(2) Restated balances. For more information, please refer to the “Business Areas” section.

(3) Bolivia, Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)
	Argentina		Colombia		Peru
	31-12-22	31-12-21	31-12-22	31-12-21	31-12-22	31-12-21
Performing loans and advances to customers under management (1) (2)	3,900	2,058	13,292	10,840	16,943	17,267

Non-performing loans and guarantees given (1)	64	50	600	613	1,054	1,073

Customer deposits under management (1) (3)	6,964	3,755	13,061	11,261	16,219	15,483

Off-balance sheet funds (1) (4)	2,303	1,059	2,046	2,088	1,453	1,813

Risk-weighted assets	8,089	6,775	15,279	14,262	17,936	18,016

Efficiency ratio (%)	61.3	69.0	40.6	37.0	37.2	38.2

NPL ratio (%)	1.6	2.3	4.2	5.0	4.9	4.9

NPL coverage ratio (%)	173	146	106	103	91	89

Cost of risk (%)	2.59	2.20	1.56	1.85	1.58	1.59

(1) Figures	at constant exchange rates.

(2)	Excluding repos.

(3)	Excluding repos and including specific marketable debt securities.

(4)	Includes mutual funds and customer portfolios (in Colombia and Peru).

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity and results

The most relevant aspects related to the area’s activity during the year 2022 were:

–

Lending activity (performing loans under management) recorded an increase of +13.7%, with growth in all segments, particularly in the corporate (+10.0%), consumer (+20.3%) and credit cards (+56.3%) portfolios.

–

Customer funds under management increased (+14.0%) compared to the closing balances at the end of 2021, with higher contribution from time deposits (+69.0%) in an environment of rising benchmark rates and, to a lesser extent, on off-balance sheet funds (+10.3%).

The most relevant aspects of the evolution of the area’s activity in the last quarter of 2022 were:

–

Lending activity (performing loans under management) was higher than in the previous quarter (+3.9%) with growth in all segments, in particular, the corporate (+3.3%), credit cards (+15.1%) and public sector (+18.0%) portfolios.

–

With regard to asset quality, the NPL ratio stood at 4.1%, with reduction of 2 basis points in the quarter at the regional level, favored by the aforementioned growth in activity, with only Argentina and Chile as the countries with increase in the ratio. For its part, the NPL coverage rate reached 101%.

–	Total customer funds increased by 2.0%, boosted by growth in customer deposits (+0.7%) and off-balance sheet funds (+4.9%).

South America generated a net attributable profit of €734m in the year 2022, which represents a year-on-year variation of +80.0%, mainly due to the improved performance of recurring income (+54.3%) and NTI, widely offsetting the growth of expenses, which in a highly inflationary environment throughout the region, increase below the gross income, the higher impact of the hyperinflation in Argentina, and higher loan-loss provisions for impairments on financial assets. With regard to the aforementioned inflation impact in Argentina, it stood at €-819m at the end of December 2022, notably above the €-395m accumulated at the end of December 2021. The aforementioned impacts are registered in the “Other operating income and expenses” heading of the area’s income statement.

40

In the fourth quarter of 2022, and excluding the effect of exchange rate fluctuations, South America generated a net attributable profit of €202m, 11.9% above the previous quarter, which is mainly explained by both the good evolution of recurring income, especially by the net interest income, and the less negative adjustment for inflation in Argentina. This offset the higher operating expenses, both personal expenses -with wages improvement in some countries in a higher inflation environment and higher variable remuneration- and general expenses -especially in IT-, and the higher loan-loss provisions for impairments on financial assets.

More detailed information on the most representative countries of the business area is provided below:

Argentina

Macro and industry trends

Despite the less favorable global context and a local environment shaped by difficulty in correcting current macroeconomic distortions and meeting the targets set in the agreement reached in March with the International Monetary Fund, economic activity exhibited some dynamism in 2022. Available evidence suggests, according to BBVA Research, that GDP could have grown by close to 5.0% in 2022, one percentage point higher than previously forecast. Furthermore, the global environment, high inflation (94.8% in December; expected to reach around 99% in 2023 on average), financial volatility, uncertainty as to policy developments and limited scope for further stimulus measures support expectations of a slight contraction in GDP in 2023.

The balance sheet of the banking sector continues to grow at a stable pace but remains driven by high inflation. At the end of November 2022, total lending grew by 64.0% compared to the same month in 2021, favored by both consumer and corporate portfolios, which reached year-on-year growth rates of 66.7% and 65.6%, respectively. Meanwhile, deposits sped up their growth compared to previous months: they grew by 94.1% year-on-year in November 2022. Finally, the NPL ratio remained stable at 3.1% in October 2022 (181 basis points lower than in the same month in 2021).

Activity and results

–

For the year as a whole, performing loans under management increased by 89.6%, a figure that is well below inflation, with growth in both the business portfolio (+117.2%) and the retail portfolio (+71.8%), highlighting in the latter credit cards (+74.6%) and, to a lesser extent, consumer loans (+69.0%). The NPL ratio stood at 1.6%, which represents an increase compared to the previous quarter (+5 basis points) due to new NPL entries from retail portfolios, but well below the end of 2021. For its part, the NPL coverage ratio increased in the quarter to 173% due to the increase in loan-loss provisions. In the last quarter of 2022 the lending activity evolution was driven by a positive performance of the business loans (+33.6%) and credit cards portfolio (+21.6%).

–

Balance sheet funds grew by 85.5% in 2022, mainly due to the evolution of time deposits, both in the retail and wholesale segments, followed by demand deposits, and mutual funds. Between October and December 2022, demand deposits increased above the time deposits (+27.8% versus +18.0%), and the mutual funds also performed favorably (+29.6%).

–

The cumulative net attributable profit at the end of December 2022 stood at €185m, well above the figure achieved in 2021, mainly explained by strong growth of the net interest income derived from the activity increase and the higher securities portfolio contribution in a rising interest rates context. The year-on-year performance of commissions and NTI was also positive. The aforementioned was partially offset by a more negative inflation adjustment in the year and higher expenses and loan-loss provisions, mainly related to the fixed-income portfolio. In the fourth quarter of 2022 the net interest income performed favorably (+26.2%) which, together with a less negative inflation, offset the higher loan-loss provisions for impairments on financial assets, provisions and the higher tax expense.

Colombia

Macro and industry trends

Economic activity, in general, and domestic demand, in particular, have shown greater dynamism than expected in recent months. Growth in 2022 could reach 8.0%, above BBVA Research’s previous forecast of 7.6%. In addition, high inflation (13.1% in December) prompted the Bank of the Republic to raise interest rates to 12.0% in December. In this context, and taking into account financial volatility and economic policy uncertainty, BBVA Research estimates further upward adjustments to interest rates in the near term, to around 13.0%. Inflation will remain relatively high in 2023 (11.7%, on average) and growth will slow significantly to around 0.7% in 2023 (unchanged from the previous forecast).

Total lending growth in the banking sector stood at 17.5% year-on-year in October 2022, driven by lending to households, especially consumer loans. Corporate credit growth sped up to 16.3% year-on-year as of September. Total deposits showed 15.1% year-on-year growth at the end of October 2022. There was a strong move toward time deposits (up 39.3% year-on-year) and a slowdown in the growth of demand deposits (up 4.9% year-on-year). The system’s NPL ratio remained stable at around 3.70% in October 2022, a drop of 60 basis points from the same month in 2021.

41

Activity and results

–

Lending activity showed a positive evolution throughout the year, accelerating quarter after quarter its growth rate compared to the end of 2021, reaching a year-on-year increase of 22.6% at the end of 2022. Noteworthy was the more dynamic performance in the wholesale portfolio (+37.9%), due to the business segment, although the retail portfolio also showed a favorable evolution (+13.4%). In terms of asset quality, slight decrease in the NPL ratio in the last quarter of the year (-3 basis points), which at the end of 2022 stood at 4.2%, favored by the aforementioned activity increase, and closing the year below the figure at the end of 2021. For its part, the NPL coverage ratio declined slightly in the quarter to 106%, but it stood above the previous year-end level. In the quarter, the lending activity increased by 5.3%, boosted by the wholesale segment, with growth in business (+9.4%) and public sector (+14.9%) portfolios.

–

Customer deposits under management increased by 16.0% during the year 2022, as a result of the growth in time deposits (+54.0%), resulting from the successive rate hikes implemented by the central bank. In the fourth quarter of 2022, customer deposits increased by 4.5% thanks to the positive evolution of time deposits (+12.2%). For its part, off-balance sheet funds increased by 3.9% over the fourth quarter, but fell by 2.0% during the year.

–

The cumulative net attributable profit at the end of the year 2022 stood at €238m, or 7.6% above that achieved in the previous year, favored by the evolution of recurring income and the NTI, as well as a contained level of provisions for impairment on financial assets. This offset the increase in operating expenses and income tax as a result of the increase in the tax rate from 34% to 38%. In the fourth quarter of 2022, the net interest income benefited from a higher managed lending volumes and more favorable rates in business portfolio, but it was offset by an operating expenses increase (+31.8%), impacted by the inflation and the higher variable remuneration to employees, as well as by an increase in provisions for impairment of financial assets (+23.2%), due to the recording of additional provisions in certain portfolios and sectors most vulnerable to the current environment -mainly rising interest rates, inflation and higher energy costs-. Thus, the result generated by BBVA Colombia between October and December 2022 reached €38m, a 34.0% below the previous quarter.

Peru

Macro and industry trends

Against a context of political instability, which could have a negative impact on economic activity, the recent indicators suggest GDP could have grown close to 2.7% in 2022, four tenths of a percentage point above BBVA Research’s previous forecast. Furthermore, uncertainty about future policies, high inflation, high interest rates and the global economic slowdown will impact negatively on growth going forward. Thus, BBVA Research estimates growth to be around 2.5% in 2023, unchanged from its previous expectation. Inflation could remain high in 2023 (around 6,4%, on average), while official interest rates could reach around 8.0% in the coming months.

Total lending growth in the banking industry continued to moderate, reaching 3.1% year-on-year in November 2022. The biggest slowdown continues to be seen in credit to businesses, with the balance contracting to -2.9% year-on-year. However, consumer loans remained dynamic, growing by 24.2% year-on-year in November 2022, while the mortgage portfolio maintained a stable growth rate of around 8.0% year-on-year. The industry’s total deposits continued to drop moderately (-0.4% year-on-year in November 2022), with a greater shift toward time deposits (24.9% year-on-year) to the detriment of demand deposits (-8.9% year-on-year). The NPL ratio across the banking system deteriorated slightly to 3.19% in November 2022 (15 basis points above the same month in 2021).

Activity and results

–

The year-on-year variation of lending activity stood at -1.9% at the end of December 2022, with an unfavorable evolution of the business segment (-8.1%), mainly due to the difficulty of offsetting the amortizations of the program Reactiva Peru. Apart from the above, very dynamic performance of consumer loans (+26.3%) and credit cards (+43.2%). In the quarter, the NPL ratio fell slightly to 4.9%, below the level at the end of 2021, favored by recoveries and write-offs management. For its part, the NPL coverage ratio increased compared to the previous quarter and stood at 91%, also below the level at the end of 2021. During the fourth quarter, consumer and credit cards portfolios increased by 2.5% and 8.8%, respectively, while business loans continued to show an unfavorable evolution (-3.3%).

–

Customers funds under management increased by 2.2% during the year 2022, due to the favorable performance of time deposits (+84.9%), supported by the rise in benchmark rates by the central bank, which offset lower balances in demand deposits (-10.9%) and in off-balance sheet funds (-19.9%). In the fourth quarter, the customer deposits recorded a decline compared to the previous quarter (-6.6%) as a result of the preference for liquidity in a turbulent sociopolitical environment of the country at the end of the year.

–

BBVA Peru’s net attributable profit stood at €206m at the end of December 2022, 53.1% higher than the figure achieved at the end of the previous year. During the year 2022, recurring income grew by 20.4%, thanks to the favorable evolution of the net interest income, which benefited from the increase in the customer spread and, to a lesser extent, commissions. On the lower part of the income statement, higher operating expenses (+15.8%) -without an efficiency ratio deterioration, which improved 96 basis points in the year- and lower provisions for impairment on financial assets (-1.4%) were recorded. In the fourth quarter, BBVA’s net interest income in Peru continued to show a positive evolution (+6.2%), due to the higher yield on the excess liquidity and activity evolution, which did not offset the increase in both provisions for impairments on financial assets -mainly due to the needs of the Reactiva group- and operating expenses, due to a higher variable remuneration to employees, in line with the improved result reached in the year. Thus, the result generated between October and December was 25.9% lower than the one of the previous quarter.

42

Rest of Business

Highlights

•	Growth in lending activity and in customer funds in 2022

•	Strong net interest income, which grows at double-digit

•	Risk indicators improvement in the year

•	Cost of risk at very low levels

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-21)	NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: -14.6%.	(1) At current exchange rates: -13.3%.

43

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2022	Δ %	Δ % (1)	2021 (2)
Net interest income	332	17.4	15.5	283
Net fees and commissions	243	0.3	(4.1)	242
Net trading income	208	(11.7)	(13.9)	236
Other operating income and expenses	7	(57.7)	(59.2)	16
Gross income	790	1.7	(1.1)	776
Operating expenses	(513)	13.4	9.4	(453)
Personnel expenses	(262)	11.9	7.5	(234)
Other administrative expenses	(228)	15.1	11.6	(198)
Depreciation	(23)	12.6	9.9	(20)
Operating income	276	(14.6)	(16.2)	323
Impairment on financial assets not measured at fair value through profit or loss	(13)	n.s.	n.s.	27
Provisions or reversal of provisions and other results	14	n.s.	n.s.	(4)
Profit (loss) before tax	277	(20.0)	(21.6)	346
Income tax	(37)	(46.6)	(47.3)	(70)
Profit (loss) for the period	240	(13.3)	(15.1)	276
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	240	(13.3)	(15.1)	276
(1) At constant exchange rates.

(2) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-22	Δ %	Δ % (1)	31-12-21
Cash, cash balances at central banks and other demand deposits	4,015	1.1	(4.5)	3,970
Financial assets designated at fair value	5,090	(10.4)	(15.2)	5,682
Of which: Loans and advances	4,230	(9.8)	(15.1)	4,691
Financial assets at amortized cost	40,425	33.4	31.4	30,315
Of which: Loans and advances to customers	37,375	38.6	36.5	26,965
Inter-area positions	—	—	—	—
Tangible assets	78	12.0	11.0	70
Other assets	343	17.9	15.1	291
Total assets/liabilities and equity	49,952	23.9	20.8	40,328
Financial liabilities held for trading and designated at fair value through profit or loss	4,397	(13.1)	(18.1)	5,060
Deposits from central banks and credit institutions	2,745	60.6	55.1	1,709
Deposits from customers	9,827	56.8	52.8	6,266
Debt certificates	1,561	33.9	31.5	1,166
Inter-area positions	26,061	18.0	16.0	22,085
Other liabilities	1,013	34.2	31.2	755
Regulatory capital allocated	4,348	32.3	29.9	3,287

Relevant business indicators	31-12-22	Δ %	Δ % (1)	31-12-21
Performing loans and advances to customers under management (2)	37,431	38.6	36.5	27,000
Non-performing loans	192	(26.2)	(26.2)	261
Customer deposits under management (2)	9,827	56.8	52.8	6,266
Off-balance sheet funds (3)	520	(12.9)	(12.9)	597
Risk-weighted assets	35,064	19.8	17.6	29,280
Efficiency ratio (%)	65.0			58.4
NPL ratio (%)	0.4			0.7
NPL coverage ratio (%)	131			116
Cost of risk (%)	0.04			(0.11)

(1) At constant exchange rates.

(2) Excluding repos.

(3) Includes pension funds.

44

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.

Activity

The most relevant aspects of the evolution of BBVA Group’s Rest of Business activity between January and December 2022 were:

–

Lending activity (performing loans under management) registered an increase (+36.5%), with a favorable performance, mainly from the New York branch and, to a lesser extent, from the branches in Europe and Asia.

–

Customer funds under management increased by 47.2%, with growth in time deposits, mainly from Europe and the New York branch, which more than offset the decline in demand deposits and off-balance sheet funds.

The most relevant of the evolution of the area’s activity in the fourth quarter of 2022 has been:

–	Lending activity increased by 8.3%, due to the growth in the business segment that offset the deleveraging in the retail segment.

–

Regarding credit risk indicators, the NPL ratio stood at 0.4%, quite stable during the quarter (1 basis point below the previous quarter), and showing a reduction of 31 basis points during the year, mainly due to the wholesale clients recoveries. The NPL coverage ratio increased in the year to 131%.

–	Total customer funds grew 15.7%, supported by the increase in time deposits (+29.4%), originating mainly from the branches in Europe.

Results

The good performance of the net interest income was offset by lower commissions and NTI. Together with the expenses increase in an environment of higher inflation and loan-loss provisions on normal level, represents a lower contribution of the unit to the Group results in 2022.

Regarding the year-on-year evolution of the area’s income statement at the end of December 2022:

–	The net interest income increased by 15.5%, with a positive performance in Europe and the New York branch.

–	Net fees and commissions decreased by 4.1%, due to the lower fees and commissions recorded by BBVA Securities, which offset the good performance in Europe, and especially in New York.

–	The NTI line recorded a decrease of 13.9%, mainly due to the lower results of the business in the United States.

–	Decrease in the contribution of the other operating income and expenses line, as a result of the evolution of BBVA Securities.

–	Increase in operating expenses of 9.4%, mainly due to higher personnel expenses in Europe and the New York branch, partially offset by the lower expenses recorded by BBVA Securities.

–	The impairment on financial assets line closed December 2022 with a slight provision compared to the release of the previous year, originated in the New York branch.

–	Favorable performance of the provisions or reversal of provisions line and other results mainly focused on lower provisions in New York.

–	As a result, the area’s cumulative net attributable profit between January and December 2022 was €240m (-15.1% year-on-year).

In the fourth quarter of 2022 and excluding the effect of the variation in exchange rates, the Group’s Rest of Businesses as a whole generated a net attributable profit of €62m, which represents an increase of 21.3% compared to the previous quarter, mainly due to the net interest income increase, linked to the good results of CIB in Europe and NTI evolution in the United States, which offset the higher loan-loss provisions made in the quarter and the higher operating expenses, in particular, IT- related costs.

45

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2022	Δ %	2021 (1)
Net interest income	(109)	(33.0)	(163)
Net fees and commissions	(31)	(11.9)	(36)
Net trading income	(294)	n.s.	266
Other operating income and expenses	105	(27.7)	146
Gross income	(329)	n.s.	212
Operating expenses	(852)	4.0	(820)
Personnel expenses	(625)	12.1	(558)
Other administrative expenses	(21)	(68.7)	(68)
Depreciation	(206)	6.2	(194)
Operating income	(1,181)	94.6	(607)
Impairment on financial assets not measured at fair value through profit or loss	(2)	6.1	(2)
Provisions or reversal of provisions and other results	8	(73.4)	32
Profit (loss) before tax	(1,175)	103.5	(577)
Income tax	277	265.3	76
Profit (loss) for the period	(898)	79.1	(501)
Non-controlling interests	(25)	21.9	(20)
Net attributable profit (loss) excluding non-recurring impacts	(922)	76.9	(522)
Profit (loss) after tax from discontinued operations (2)	—	—	280
Net cost related to the restructuring process	—	—	(696)
Net attributable profit (loss)	(922)	(1.6)	(938)
(1) Restated balances. For more information, please refer to the “Business Areas” section.
(2) Including the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

Balance sheets	31-12-22	Δ %	31-12-21
Cash, cash balances at central banks and other demand deposits	856	(91.1)	9,609
Financial assets designated at fair value	2,390	13.9	2,099
Of which: Loans and advances	—	n.s.	—
Financial assets at amortized cost	3,262	49.9	2,175
Of which: Loans and advances to customers	278	(72.4)	1,006
Inter-area positions	—	—	—
Tangible assets	1,863	(5.1)	1,964
Other assets	14,349	(4.3)	14,988
Total assets/liabilities and equity	22,719	(26.3)	30,835
Financial liabilities held for trading and designated at fair value through profit or loss	108	29.1	84
Deposits from central banks and credit institutions	682	(17.4)	825
Deposits from customers	187	6.6	175
Debt certificates	(863)	n.s.	1,556
Inter-area positions	7,865	1.4	7,758
Other liabilities	4,012	(42.1)	6,932
Regulatory capital allocated	(39,887)	13.1	(35,257)
Total equity	50,615	3.8	48,760

46

Results

The Corporate Center recorded a net attributable loss of €922m in the year 2022. This result compares to the loss of €938m recorded in the same period of the previous year, which included the net costs associated with the restructuring process in Spain carried out by the Group in 2021, in addition to the results generated by the Group’s businesses in the United States until their sale to PNC on June 1, 2021.

In addition to the aforementioned, the most relevant aspects of the year-on-year evolution of this aggregate are summarized below:

–

Between January and December 2022, the NTI registered a negative result of €294m, which contrasts with the gains of €266m in the same period of the previous year, mainly due to the negative contribution of the foreign exchange hedge as a result of a better currencies evolution than expected and a very positive contribution from the Group’s portfolio holdings in 2021.

–	Contained operating expenses (+4.0%), mainly due to lower IT- related costs.

In the quarterly evolution of this aggregate, the evolution of the NTI stands out, which generated a negative result of €213m between October and December 2022, mainly due to the impact of foreign exchange hedging (negatively affected by the U.S. dollar depreciation in the quarter).

47

Other information: Corporate & Investment Banking

Highlights

•	Lending activity increase throughout the year

•	Dynamism of customer funds in the quarter

•	Favorable evolution of recurring income and NTI, with double-digit growth in all business lines

•	Improved efficiency

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-21)	GROSS INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +28.9%.	(1) At current exchange rates: +40.0%.

48

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2022 (1)	Δ %	Δ % (2)	2021 (3)

Net interest income	1,952	23.9	31.3	1,576

Net fees and commissions	917	15.5	20.0	794

Net trading income	1,182	30.6	50.1	905

Other operating income and expenses	(43)	6.9	4.2	(40)

Gross income	4,008	23.9	33.7	3,235

Operating expenses	(1,125)	12.7	13.4	(999)

Personnel expenses	(535)	12.9	12.3	(474)

Other administrative expenses	(485)	16.4	19.3	(417)

Depreciation	(105)	(2.3)	(3.7)	(107)

Operating income	2,883	28.9	43.8	2,236

Impairment on financial assets not measured at fair value through profit or loss	(104)	51.0	110.3	(69)

Provisions or reversal of provisions and other results	(12)	0.9	(8.9)	(12)

Profit (loss) before tax	2,767	28.4	42.4	2,156

Income tax	(779)	32.2	45.6	(589)

Profit (loss) for the period	1,988	26.9	41.2	1,567

Non-controlling interests	(253)	(22.6)	10.9	(327)

Net attributable profit (loss)	1,736	40.0	47.1	1,240

(1) For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of December 31, 2022 is used.

(2) At constant exchange rates.

(3) Restated balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-22	Δ %	Δ % (1)	31-12-21

Cash, cash balances at central banks and other demand deposits	5,524	7.8	4.9	5,125

Financial assets designated at fair value	117,958	(10.4)	(11.5)	131,711

Of which: Loans and advances	45,360	(17.9)	(18.2)	55,232

Financial assets at amortized cost	89,440	23.6	23.6	72,363

Of which: Loans and advances to customers	77,208	24.4	24.5	62,042

Inter-area positions	—	—	—	—

Tangible assets	52	20.6	18.6	43

Other assets	862	n.s.	n.s.	110

Total assets/liabilities and equity	213,836	2.1	1.4	209,352

Financial liabilities held for trading and designated at fair value through profit or loss	98,790	3.7	2.4	95,283

Deposits from central banks and credit institutions	20,987	62.9	61.7	12,884

Deposits from customers	48,180	25.6	25.0	38,360

Debt certificates	5,292	(7.9)	(12.3)	5,746

Inter-area positions	25,576	(42.1)	(41.9)	44,196

Other liabilities	4,157	43.3	45.6	2,901

Regulatory capital allocated	10,855	8.7	8.3	9,983

Relevant business indicators	31-12-22	Δ %	Δ % (1)	31-12-21

Performing loans and advances to customers under management (2)	77,291	25.5	25.3	61,588

Non-performing loans	753	(46.9)	(37.6)	1,417

Customer deposits under management (2)	47,270	26.2	25.6	37,445

Off-balance sheet funds (3)	1,750	33.2	62.5	1,314

Efficiency ratio (%)	28.1			30.9

(1) At constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, customer portfolios and other off-balance sheet funds.

49

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the punctual exchange rate as of December 31, 2022 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in the year 2022 were:

–

Lending activity (performing loans under management) continued to grow at double digit rates and accumulates a growth of 25.3%, with a positive performance in all geographical areas, except for Peru. Both Investment Banking & Finance (project finance and one-off corporate operations in the United States) and Global Transactional Banking, where Factoring and Confirming business showed a very positive dynamics, stand out.

–

Customer funds increased by 26.6% thanks to the active management of the area, both in demand and time deposits. The deposits from the Group’s wholesale customers continue to be a relevant lever for the BBVA’s liquidity management.

The most relevant developments in the area’s activity in the fourth quarter of 2022 were:

–

Lending activity (performing loans under management) increased by 1.7%, especially due to the performance of Rest of Business, with outstanding operations with corporate clients and a good evolution of Factoring.

–	Customer funds increased by 11.8%, thanks to the growth in time deposits (+22.5%) and, to a lesser extent, to off-balance sheet funds (+15.6%). For its part, demand deposits grew by +5.0%.

Results

CIB generated a net attributable profit of €1,736m in 2022. These results, which do not include the application of hyperinflation accounting, represent an increase of 47.1% on a year-on-year basis, due to the growth in recurring income and NTI, which comfortably offset the higher expenses and provisions for impairment on financial assets. It should also be noted that all business lines of the CIB area recorded double-digit growth compared to the year 2021, both in revenues and net attributable profit.

The contribution by business areas, excluding the Corporate Center, to CIB’s accumulated net attributable profit at the end of December 2022 was as follows: 25% Spain, 28% Mexico, 21% Turkey, 14% South America and 12% Rest of Business.

The most relevant aspects of the year-on-year evolution in the income statement of this aggregate are summarized below:

–

Net interest income was 31.3% above the year 2021, with a good evolution in all business lines, highlighting the performance of Global Transactional Banking. This excellent result is due to the aforementioned good evolution of lending activity and the offer extension to our customers.

–

Net fees and commissions recorded an increase of 20.0%, with positive evolution of all business lines, especially in Global Transactional Banking. Project finance operations and the good activity at guarantee scope stand out.

–

NTI showed a good evolution (+50.1%), mainly due to the performance of the Global Markets unit, driven by the income from commercial activity in emerging markets and intraday trading in foreign exchange positions.

–

Operating expenses increased by 13.4%, in a year-on-year comparison affected by the cost containment plans implemented by CIB in 2021, in addition to the high inflationary environment, although the area continues to focus its efforts on discretionary expenses management. Despite the aforementioned, the efficiency ratio stood at 28.1%, which is an improvement over the same period last year.

–	Higher level of provisions for impairment on financial assets, with higher loan loss-provisions in Turkey.

–

Finally, the provision and other results line recorded a negative result of €12m (-8.9% in year-on-year terms), highlighting in the year-on-year evolution the release of provisions for risks and contingent commitments made in the New York branch.

In the fourth quarter of 2022 and excluding the effect of the variation in exchange rates, the Group’s wholesale businesses generated a net attributable profit of €424m (-2.0% compared to the previous quarter). This performance is mainly explained by the higher expenses compared to the previous quarter, as revenues and provisions showed a positive evolution.

50

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). However, it also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en) as well as the statement published by the ESMA on May 20, 2020 (ESMA 32-63-972), about implications of the COVID-19 outbreak on the half-yearly financial reports. The first guideline mentioned before are aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group’s APMs:

–	Include clear and readable definitions of the APMs.

–

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.

–	Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuer.

–	Do not have greater preponderance than measures directly stemming from financial statements.

–	Are accompanied by comparatives for previous periods.

–	Are consistent over time.

Constant exchange rates

When comparing two dates or periods in this management report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro8 in the most recent period for each currency of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.

Reconciliation of the Financial Statements of the BBVA Group

Below is the reconciliation between the income statements of the Consolidated Financial Statements and the consolidated management income statement, for the years 2022, 2021 and 2020.

In 2022, the main difference between the two accounts is in the treatment of the impact of the purchase from Merlin of 100% of the shares of Tree, which in turn owns 662 offices in Spain. For management purposes, this impact is included in a single line, net of taxes, of the income statement called “Discontinued operations and Other”, compared to the treatment in the Consolidated Financial Statements, which record the gross impact and its tax effect under the corresponding headings that are applicable to them.

In 2021, the main difference between them is the treatment of the cost related to the restructuring process carried out by the Group in 2021 which, for management purposes, are included in a single line, net of taxes, of the income statement called “Discontinued operations and Other”, compared to the treatment in the consolidated Financial Statements, which record the gross impacts and their tax effect in the corresponding headings.

In 2020, the main difference between the two of them derives from the capital gains from the materialization of the agreement with Allianz in that year which, for management purposes, are included in a single line, net of taxes, of the income statement called “Discontinued operations and Other”, compared to the treatment in the consolidated Financial Statements, which record the gross impacts and their tax effect in the corresponding headings that are applicable to them.

In addition, in both 2021 and 2020, there is a difference in the positioning of the results generated in 2021 and 2020 by BBVA USA and the rest of the companies sold to PNC on June 1, 2021. In the Consolidated Financial Statements, these results are included in the line “Profit (loss) after tax from discontinued operations” and are taken into account both for the calculation of the “Profit (loss) for the period” and for the profit (loss) “Attributable to the owners of the parent” whereas, for management purposes, they are not included in the “Profit (loss) for the period”, as they are included below it, in the line “Discontinued operations and others”, together with the aforementioned net restructuring costs for the year 2021 and the net capital gains from the agreement with Allianz for the year 2020, as can be seen in the reconciliation table for the years 2021 and 2020.

8 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.

51

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	2022		2022

NET INTEREST INCOME	19,153	—	19,153	Net interest income

Dividend income	123			(*)

Share of profit or loss of entities accounted for using the equity method	21			(*)

Fee and commission income	8,261		8,261	Fees and commissions income

Fee and commission expense	(2,907)		(2,907)	Fees and commissions expenses

	5,353	—	5,353	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	64

Gains (losses) on financial assets and liabilities held for trading, net	562

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(67)

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	150

Gains (losses) from hedge accounting, net	(45)

Exchange differences, net	1,275

	1,938	—	1,938	Net trading income

Other operating income	528

Other operating expense	(3,438)

Income from insurance and reinsurance contracts	3,103

Expense from insurance and reinsurance contracts	(1,892)

	(1,555)	—	(1,555)	Other operating income and expenses

GROSS INCOME	24,890	—	24,890	Gross income

Administration costs	(9,432)		(10,760)	Operating expenses (**)

Personnel expense	(5,612)	—	(5,612)	Personnel expenses

Other administrative expense	(3,820)	—	(3,820)	Other administrative expenses

Depreciation and amortization	(1,328)	—	(1,328)	Depreciation

	14,130	—	14,130	Operating income

Provisions or reversal of provisions	(291)	—	(291)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,379)	—	(3,379)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	10,460	—	10,460

Impairment or reversal of impairment of investments in joint ventures and associates	42

Impairment or reversal of impairment on non-financial assets	(27)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	(11)

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(108)

	(104)	134	30	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	10,356	134	10,490	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(3,529)	67	(3,462)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	6,827	201	7,028	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	—	—

PROFIT (LOSS) FOR THE PERIOD	6,827	201	7,028	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(407)	—	(407)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	6,420	201	6,621	Net attributable profit (loss) excluding non-recurring impacts

		(201)	(201)	Discontinued operations and Others

ATTRIBUTABLE TO OWNERS OF THE PARENT	6,420	—	6,420	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

52

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	2021		2021

NET INTEREST INCOME	14,686	—	14,686	Net interest income

Dividend income	176			(*)

Share of profit or loss of entities accounted for using the equity method	1			(*)

Fee and commission income	6,997		6,997	Fees and commissions income

Fee and commission expense	(2,232)		(2,232)	Fees and commissions expenses

	4,765	—	4,765	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	134

Gains (losses) on financial assets and liabilities held for trading, net	341

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	432

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	335

Gains (losses) from hedge accounting, net	(214)

Exchange differences, net	883

	1,910	—	1,910	Net trading income

Other operating income	661

Other operating expense	(2,041)

Income from insurance and reinsurance contracts	2,593

Expense from insurance and reinsurance contracts	(1,685)

	(295)	—	(295)	Other operating income and expenses

GROSS INCOME	21,066	—	21,066	Gross income

Administration costs	(8,296)		(9,530)	Operating expenses (**)

Personnel expense	(5,046)	—	(5,046)	Personnel expenses

Other administrative expense	(3,249)	—	(3,249)	Other administrative expenses

Depreciation and amortization	(1,234)	—	(1,234)	Depreciation

	11,536	—	11,536	Operating income

Provisions or reversal of provisions	(1,018)	754	(264)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,034)	—	(3,034)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	7,484	754	8,238

Impairment or reversal of impairment of investments in joint ventures and associates	—

Impairment or reversal of impairment on non-financial assets	(221)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	24

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(40)

	(237)	240	2	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	7,247	994	8,240	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(1,909)	(298)	(2,207)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	5,338	696	6,034	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	280	(280)

PROFIT (LOSS) FOR THE PERIOD	5,618	416	6,034	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(965)	—	(965)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	4,653	416	5,069	Net attributable profit (loss) excluding non-recurring impacts

		(416)	(416)	Discontinued operations and Others

ATTRIBUTABLE TO OWNERS OF THE PARENT	4,653	—	4,653	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

53

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	2020		2020

NET INTEREST INCOME	14,592	—	14,592	Net interest income

Dividend income	137			(*)

Share of profit or loss of entities accounted for using the equity method	(39)			(*)

Fee and commission income	5,980		5,980	Fees and commissions income

Fee and commission expense	(1,857)		(1,857)	Fees and commissions expenses

	4,123	—	4,123	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	139

Gains (losses) on financial assets and liabilities held for trading, net	777

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	208

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	56

Gains (losses) from hedge accounting, net	7

Exchange differences, net	359

	1,546	—	1,546	Net trading income

Other operating income	492

Other operating expense	(1,662)

Income from insurance and reinsurance contracts	2,497

Expense from insurance and reinsurance contracts	(1,520)

	(95)	—	(95)	Other operating income and expenses

GROSS INCOME	20,166	—	20,166	Gross income

Administration costs	(7,799)		(9,088)	Operating expenses (**)

Personnel expense	(4,695)	—	(4,695)	Personnel expenses

Other administrative expense	(3,105)	—	(3,105)	Other administrative expenses

Depreciation and amortization	(1,288)	—	(1,288)	Depreciation

	11,079	—	11,079	Operating income

Provisions or reversal of provisions	(746)	—	(746)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(5,179)	—	(5,179)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	5,153	—	5,153

Impairment or reversal of impairment of investments in joint ventures and associates	(190)

Impairment or reversal of impairment on non-financial assets	(153)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	(7)

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	444

	94	(435)	(341)	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	5,248	(435)	4,813	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(1,459)	130	(1,328)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	3,789	(304)	3,485	Profit (loss) for the period

Profit (loss) after tax from discontinued operations	(1,729)	1,729

PROFIT (LOSS) FOR THE PERIOD	2,060	1,424	3,485	Profit (loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(756)	—	(756)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	1,305	1,424	2,729	Net attributable profit (loss) excluding non-recurring impacts

		(1,424)	(1,424)	Discontinued operations and Others

ATTRIBUTABLE TO OWNERS OF THE PARENT	1,305	—	1,305	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

54

Profit (loss) for the period

Explanation of the formula: the profit (loss) for the period is the profit (loss) for the period from the Group’s consolidated income statement, which comprises the profit (loss) after tax from continued operations and the profit (loss) after tax from discontinued operations which, for the periods of 2021 and 2020, includes the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sectors, for homogeneous comparison purposes.

Profit (loss) for the period
			Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020

(Millions of euros)	+	Profit (loss) after tax from continued operations	6,827	5,338	3,789

(Millions of euros)	+	Profit (loss) after tax from discontinued operations (1)	—	280	(1,729)

	=	Profit (loss) for the period	6,827	5,618	2,060

(1) January-December 2021 only includes the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

Adjusted profit (loss) for the period (excluding non-recurring impacts)

Explanation of the formula: the adjusted profit (loss) for the period is the profit (loss) from continued operations for the period from the Group’s consolidated income statement, excluding those non-recurring impacts that, for management purposes, are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit (loss) for the period
			Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020

(Millions of euros)	+	Profit (loss) after tax from continued operations	6,827	5,338	3,789

(Millions of euros)	-	Net capital gains from the bancassurance transaction	—	—	304

(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	—

(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	(201)	—	—

	=	Adjusted profit (loss) for the period	7,028	6,034	3,485

Net attributable profit (loss)

Explanation of the formula: the net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations and the profit (loss) after tax from discontinued operations which, for the periods of 2021 and 2020, includes the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Net attributable profit (loss)

			Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020

(Millions of euros)	+	Net attributable profit (loss) from continued operations	6,420	4,373	3,033

(Millions of euros)	+	Net attributable profit (loss) from discontinued operations (1)	—	280	(1,729)

	=	Net attributable profit (loss)	6,420	4,653	1,305

(1)	January-December 2021 only includes the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

55

Adjusted net attributable profit (loss) (excluding non-recurring impacts)

Explanation of the formula: the adjusted net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations excluding those non-recurring impacts that, for management purposes are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: this measure is commonly used, not only in the banking sector, for comparison purposes.

Adjusted net attributable profit (loss)

			Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
(Millions of euros)	+	Net attributable profit (loss) from continued operations	6,420	4,373	3,033
(Millions of euros)	-	Net capital gains from the bancassurance transaction	—	—	304
(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	—
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	(201)	—	—

	=	Adjusted net attributable profit (loss)	6,621	5,069	2,729

ROE

The ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

ROE

			Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
Numerator (Millions of euros)	=	Net attributable profit (loss)	6,420	4,653	1,305
Denominator (Millions of euros)	+	Average shareholder’s funds	61,370	60,030	57,626
	+	Average accumulated other comprehensive income	(15,928)	(15,396)	(12,858)
	=	ROE	14.1%	10.4%	2.9%

Adjusted ROE

The adjusted ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Adjusted net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: the numerator is the adjusted net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. The denominator items “Average shareholders’ funds” and “Average accumulated other comprehensive income” are the same and they are calculated in the same way as that explained for ROE.

Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

56

Adjusted ROE

			Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
Numerator (Millions of euros)	=	Adjusted net attributable profit (loss)	6,621	5,069	2,729
Denominator (Millions of euros)	+	Average shareholder’s funds	61,370	60,030	57,626
	+	Average accumulated other comprehensive income	(15,928)	(15,396)	(12,858)
	=	Adjusted ROE	14.6%	11.4%	6.1%

ROTE

The ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator “Net attributable profit (loss)” and the items in the denominator “Average intangible assets” and “Average accumulated other comprehensive income” are the same items and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

ROTE

			Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
Numerator (Millions of euros)	=	Net attributable profit (loss)	6,420	4,653	1,305
Denominator (Millions of euros)	+	Average shareholder’s funds	61,370	60,030	57,626
	+	Average accumulated other comprehensive income	(15,928)	(15,396)	(12,858)
	-	Average intangible assets	2,119	2,265	2,480
	-	Average intangible assets from BBVA USA and BBVA Paraguay (1)	—	897	2,528
	=	ROTE	14.8%	11.2%	3.3%

(1) BBVA Paraguay includes 4 millions of euros as of January-December 2020.

Adjusted ROTE

The adjusted ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Adjusted net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income - Average intangible assets

Explanation of the formula: the numerator [adjusted net attributable profit (loss)] and the items of the denominator “Average shareholders’ funds” and “ Average accumulated other comprehensive income” are the same and calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the balance sheet, excluding for the periods of 2021 and 2020 the assets from BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. The average balance is calculated in the same way as explained for shareholders’ funds in the ROE.

Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

57

Adjusted ROTE

			Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
Numerator (Millions of euros)	=	Adjusted net attributable profit (loss)	6,621	5,069	2,729
Denominator (Millions of euros)	+	Average shareholder’s funds	61,370	60,030	57,626
	+	Average accumulated other comprehensive income	(15,928)	(15,396)	(12,858)
	-	Average intangible assets	2,119	2,265	2,480
	-	Average intangible assets from BBVA Paraguay	—	—	4
	=	Adjusted ROTE	15.3%	12.0%	6.5%

ROA

The ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the profit (loss) for the period, previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders’ funds in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
Numerator (Millions of euros)	Profit (loss) for the period	6,827	5,618	2,060
Denominator (Millions of euros)	Average total assets	701,709	678,563	727,014
=	ROA	0.97%	0.83%	0.28%

Adjusted ROA

The adjusted ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period

Average total assets

Explanation of the formula: the numerator is the adjusted profit (loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average total assets are taken from the Group’s consolidated balance sheet, excluding for the periods of 2021 and 2020 the assets from BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. The average balance is calculated in the same way as explained for average equity in the ROE.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted ROA

		Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
Numerator (Millions of euros)	Adjusted profit (loss) for the period	7,028	6,034	3,485
Denominator (Millions of euros)	Average total assets	701,709	640,142	639,943
=	Adjusted ROA	1.00%	0.94%	0.54%

58

RORWA

The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator [profit (loss) for the period] is the same and is calculated in the same way as explained for ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.

Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
Numerator (Millions of euros)	Profit (loss) for the period	6,827	5,618	2,060
Denominator (Millions of euros)	Average RWA	327,999	324,819	358,675
	= RORWA	2.08%	1.73%	0.57%

Adjusted RORWA

The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the period

Average risk-weighted assets

Explanation of the formula: the numerator [adjusted profit (loss) for the period] is the same and is calculated in the same way as explained for adjusted ROA.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis, excluding for the periods of 2021 and 2020 those from BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA

		Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
Numerator (Millions of euros)	Adjusted profit (loss) for the period	7,028	6,034	3,485
Denominator (Millions of euros)	Average RWA	327,999	300,276	300,518
	= Adjusted RORWA	2.14%	2.01%	1.16%

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Earning (loss) per share

The earning (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earning (loss) per share

			Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
(Millions of euros)	+	Net attributable profit (loss)	6,420	4,653	1,305
(Millions of euros)	+	Remuneration related to the Additional Tier 1 securities (CoCos)	313	359	387
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	6,107	4,293	917
Denominator (millions)	+	Average number of shares issued	6,424	6,668	6,668
	-	Average treasury shares of the period	9	12	13
	-	Share buyback program (average) (1)	225	255	—
	=	Earning (loss) per share (euros)	0.99	0.67	0.14

(1) The period January-December 2021 includes 112 million shares acquired from the start of the share buyback program to December 31, 2021 and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that period.

Additionally, for management purposes, earning (loss) per share is presented excluding: (I) the profit (loss) after tax from discontinued operations, that is, the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021, for the periods of 2021 and 2020; (II) the capital gain net of taxes from the bancassurance operation with Allianz recorded in the fourth quarter of 2020; (III) the net cost related to the restructuring process recorded in the second quarter of 2021; and (IV) the net impact from the purchase of offices in Spain in the second quarter of 2022.

Adjusted earning (loss) per share

			Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	6,107	4,293	917
(Millions of euros)	-	Discontinued operations	—	280	(1,729)
(Millions of euros)	-	Net capital gains from the bancassurance transaction	—	—	304
(Millions of euros)	-	Net cost related to the restructuring process	—	(696)	—
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	(201)	—	—
Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos and non-recurring impacts	6,308	4,709	2,342
Denominator (millions)	+	Number of shares issued (1)	6,030	6,668	6,668
	-	Average treasury shares of the period	9	12	13
	=	Adjusted earning (loss) per share (euros)	1.05	0.71	0.35

(1) In the period January-December 2022, the number of shares issued takes into account the total redemption of the share buyback program.

Efficiency ratio

This measures the percentage of gross income consumed by an entity’s operating expenses. It is calculated as follows:

Operating expenses

Gross income

Explanation of the formula: both “Operating expenses” and “Gross income” are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, and other operating income and expenses. For a more detailed calculation of this ratio, the graphs on “Results” section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.

Relevance of its use: this ratio is generally used in the banking sector. In addition, it is the metric for one of the six Strategic Priorities of the Group.

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Efficiency ratio

		Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
Numerator (Millions of euros)	Operating expenses	10,760	9,530	9,088
Denominator (Millions of euros)	Gross income	24,890	21,066	20,166
	= Efficiency ratio	43.2%	45.2%	45.1%

Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months, divided by the closing price for the period. It is calculated as follows:

  ∑ Dividend per share over the last twelve months

Closing price

Explanation of the formula: the remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called “dividend option”.

Relevance of its use: this ratio is generally used by analysts, shareholders and investors for companies that are traded on the stock market. It compares the dividend paid out by a company every year with its market price at a specific date.

Dividend yield

		31-12-22	31-12-21	31-12-20
Numerator (Euros)	∑ Dividends	0.35	0.14	0.16
Denominator (Euros)	Closing price	5.63	5.25	4.04
	= Dividend yield	6.2%	2.6%	4.0%

Book value per share

The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for both “Shareholders’ funds” and “Accumulated other comprehensive income” are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares). In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share

			31-12-22	31-12-21	31-12-20
Numerator (Millions of euros)	+	Shareholders’ funds	64,422	60,383	58,904
	+	Accumulated other comprehensive income	(17,432)	(16,476)	(14,356)
Denominator (Millions of shares)	+	Number of shares issued	6,030	6,668	6,668
	-	Treasury shares	5	15	14
	-	Share buyback program (1)	—	255	—
	=	Book value per share (euros / share)	7.80	6.86	6.70

(1) As of 31-12-21, 112 million shares acquired from the start of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that date, were included.

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Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income - Intangible assets

Number of shares outstanding - Treasury shares

Explanation of the formula: the figures for “Shareholders’ funds”, “Accumulated other comprehensive income” and “Intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “Dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares). In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: it shows the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			31-12-22	31-12-21	31-12-20
	+	Shareholders’ funds	64,422	60,383	58,904
Numerator (Millions	+	Accumulated other comprehensive income	(17,432)	(16,476)	(14,356)
of euros)	-	Intangible assets	2,156	2,197	2,345
	-	Intangible assets from BBVA USA and BBVA Paraguay (1)	—	—	1,952
Denominator	+	Number of shares issued	6,030	6,668	6,668
(Millions of shares)	-	Treasury shares	5	15	14
	-	Share buyback program (2)	—	255	—
	=	Tangible book value per share (euros / share)	7.44	6.52	6.05

(1) BBVA Paraguay includes 3 millions of euros as of 31-12-20.

(2) As of 31-12-21, 112 million shares acquired from the start of the share buyback program to the end of the period and the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche, in process at the end of that date, were included.

Non-performing loan (NPL) ratio

It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

    Non-performing loans

Total credit risk

Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.

Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 39 and the following counterparties:

●	other financial entities

●	public sector

●	non-financial institutions

●	households

The credit risk balance is calculated as the sum of “Loans and advances at amortized cost” and “Contingent risk” in stage 1 + stage 2 + stage 3 of the previous counterparts.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

9  IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and,stage 3, impaired operations.

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Non-Performing Loans (NPLs) ratio
		31-12-22	31-12-21	31-12-20
Numerator (Millions of euros)	NPLs	14,463	15,443	15,451
Denominator (Millions of euros)	Credit Risk	424,341	376,011	366,883
	= Non-Performing Loans (NPLs) ratio	3.4%	4.1%	4.2%

General note: excludes BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

NPL coverage ratio

This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions

Non-performing loans

Explanation of the formula: it is calculated as “Provisions” from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		31-12-22	31-12-21	31-12-20
Numerator (Millions of euros)	Provisions	11,764	11,536	12,595
Denominator (Millions of euros)	NPLs	14,463	15,443	15,451
	= NPL coverage ratio	81%	75%	82%

General note: excludes BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

Cost of risk

This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions

Average loans and advances to customers (gross)

Explanation of the formula: “Loans to customers (gross)” refers to the “Loans and advances at amortized cost” portfolios with the following counterparts:

●	other financial entities

●	public sector

●	non-financial institutions

●	households, excluding central banks and other credit institutions.

Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. “Annualized loan-loss provisions” are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis.

Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.

This indicator is shown, as others, at a business area level.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Dec.2022	Jan.-Dec.2021	Jan.-Dec.2020
Numerator (Millions of euros)	Loan-loss provisions	3,252	3,026	5,160
Denominator (Millions of euros)	Average loans to customers (gross)	356,597	325,013	332,096
	= Cost of risk	0.91%	0.93%	1.55%

General note: excludes BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

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Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2023

By: /s/ María Ángeles Peláez Morón
Name: María Ángeles Peláez Morón

Title: Authorized representative